Exhibit 99.2

OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with operating mines in Canada, the United States, Australia and Mexico, and development projects in Canada. For the three months ended September 30, 2017, the New Afton Mine in Canada (“New Afton”), the Mesquite Mine in the United States (“Mesquite”), the Peak Mines in Australia (“Peak Mines”), which has been classified as a discontinued operation during the third quarter of 2017, and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”), which transitioned from active mining to residual leaching in June 2016, combined to produce 82,027 gold ounces, 26.0 million pounds of copper and 0.3 million silver ounces. For the nine months ended September 30, 2017, the Company’s operating mines combined to produce 276,418 gold ounces, 76.2 million pounds of copper and 0.9 million silver ounces. New Gold’s Rainy River project (“Rainy River”) successfully achieved start-up on September 14, 2017 with the first gold pour on October 6, 2017. Commercial production was achieved mid-October, 2017.

New Gold’s production costs remained very competitive compared to the broader gold mining industry as New Gold had operating expenses(2) of $601 per gold ounce sold, all-in sustaining costs from continuing operations(2) of $610 per gold ounce sold and all-in sustaining costs(2) of $792 per gold ounce sold in the third quarter of 2017. We believe New Gold continues to be a low cost producer within the industry.

1.	Amounts presented include production from Peak Mines, which has been classified as a discontinued operation in the third quarter of 2017.
2.	The Company uses certain non-GAAP financial performance measures throughout this Management’s Discussion and Analysis (“MD&A”). For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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FINANCIAL HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating information
Gold production from continuing operations (ounces)	67,653	57,565	207,659	196,918
Gold production (ounces)	82,027	95,546	276,418	285,780
Gold sales from continuing operations (ounces)	67,052	56,038	200,672	198,956
Gold sales (ounces)	79,904	96,452	266,443	284,303
Gold revenue from continuing operations ($/ounce)(1)	1,250	1,283	1,245	1,217
Gold average realized price from continuing operations ($/ounce)(1)	1,286	1,325	1,280	1,258
Operating expenses per gold ounce sold from continuing operations ($/ounce)(1)	601	586	603	566
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)(1)	610	718	614	710
All-in sustaining costs per gold ounce sold ($/ounce)(1)	792	682	706	718
Financial Information
Revenue	142.5	115.2	410.9	382.1
Earnings from continuing operations	29.2	0.8	77.9	14.9
Net earnings	27.0	4.1	87.6	15.5
Adjusted net earnings from continuing operations(1)	5.1	10.0	15.1	18.1
Adjusted net earnings(1)	3.8	12.4	26.4	19.5
Operating cash flows generated from continuing operations	65.5	54.0	183.9	176.1
Cash generated from operations	66.0	89.6	223.4	230.5
Cash generated from operations before changes in non-cash operating working capital(2)	60.6	88.6	206.3	233.3
Cash and cash equivalents	207.1	151.2	207.1	151.2
Total capital expenditures (sustaining capital) (1)	22.7	22.4	60.9	71.9
Total capital expenditures (growth capital) (1)	135.6	134.2	429.2	330.3
Share Data
Earnings per share from continuing operations ($)	0.05	-	0.14	0.03
Earnings per basic share ($)	0.05	0.01	0.16	0.03
Adjusted net earnings per basic share from continuing operations(1) ($)	0.01	0.02	0.03	0.04
Adjusted net earnings per basic share(1) ($)	0.01	0.02	0.05	0.04
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Of the $400 million credit facility, $200 million has been drawn and $127 million has been utilized for letters of credit, both as at September 30, 2017.
3.	Amounts presented include operating cash flows from Peak Mines, which has been classified as a discontinued operation in the third quarter of 2017.

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Contents

OPERATING HIGHLIGHTS	1

FINANCIAL HIGHLIGHTS	2

OUR BUSINESS	4

OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS	5

CORPORATE DEVELOPMENTS	11

CORPORATE SOCIAL RESPONSIBILITY	11

OUTLOOK FOR 2017	13

KEY PERFORMANCE DRIVERS	13

FINANCIAL RESULTS	17

REVIEW OF OPERATING MINES	26

DISCONTINUED OPERATIONS	33

DEVELOPMENT AND EXPLORATION REVIEW	37

FINANCIAL CONDITION REVIEW	40

NON-GAAP FINANCIAL PERFORMANCE MEASURES	47

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	70

CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	72

ACCOUNTING POLICIES	72

CONTROLS AND PROCEDURES	73

CAUTIONARY NOTES	74

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2017

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2017 and 2016 and New Gold’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and related notes which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at October 25, 2017. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is an intermediate gold producer with operating mines in Canada, the United States and Australia, and development projects in Canada. The Company’s operating properties consist of the New Afton gold-copper mine in Canada (“New Afton”), the Mesquite gold mine in the United States (“Mesquite”) and the Peak Mines gold-copper mine in Australia (“Peak Mines”) which has been classified as a discontinued operation during the third quarter of 2017. The Company’s Cerro San Pedro gold-silver mine in Mexico (“Cerro San Pedro”) transitioned from active mining to residual leaching in June 2016. New Gold’s development projects are its 100%-owned Rainy River gold project (“Rainy River”), which successfully achieved start-up on September 14, 2017 and achieved commercial production subsequent to the quarter end, and the Blackwater gold-silver project (“Blackwater”), both in Canada. On February 17, 2017, the Company sold its 4% stream on future gold production from the El Morro property located in Chile (“El Morro”) to an affiliate of Goldcorp Inc. for $65 million cash.

New Gold’s operating portfolio is diverse in the range of commodities it produces. The assets produce gold with copper and silver by-products at total cash costs and all-in sustaining costs below the industry average. The Company believes it has a solid platform to continue to execute its growth strategy, both organically and through value-enhancing accretive acquisitions, to further establish itself as an industry-leading intermediate gold producer.

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OPERATING, DEVELOPMENT AND FINANCIAL HIGHLIGHTS

OPERATING AND DEVELOPMENT HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating information(5)
Gold (ounces):
Produced from continuing operations (1)	67,653	57,565	207,659	196,918
Produced(1)	82,027	95,546	276,418	285,780
Sold from continuing operations (1)	67,052	56,038	200,672	198,956
Sold (1)	79,904	96,452	266,443	284,303
Copper (millions of pounds):
Produced from continuing operations (1)	22.8	21.3	66.0	65.8
Produced(1)	26.0	25.5	76.2	76.6
Sold from continuing operations (1)	21.8	19.2	62.5	63.8
Sold (1)	24.5	24.2	71.7	74.6
Silver (millions of ounces):
Produced from continuing operations (1)	0.2	0.2	0.7	0.9
Produced(1)	0.3	0.3	0.9	1.0
Sold from continuing operations (1)	0.2	0.3	0.7	0.9
Sold (1)	0.3	0.3	0.8	1.0
Revenue from continuing operations (1):
Gold ($/ounce)	1,250	1,283	1,245	1,217
Copper ($/pound)	2.53	1.99	2.40	1.96
Silver ($/ounce)	16.05	19.78	16.62	16.81
Average realized price from continuing operations (1) (2):
Gold ($/ounce)	1,286	1,325	1,280	1,258
Copper ($/pound)	2.78	2.18	2.64	2.15
Silver ($/ounce)	16.55	20.26	17.10	17.17
Operating expenses per gold ounce sold from continuing operations ($/ounce) (3)	601	586	603	566
Operating expenses per copper pound sold from continuing operations ($/pound) (3)	1.30	0.96	1.24	0.97
Operating expenses per silver ounce sold from continuing operations ($/ounce) (3)	7.73	8.96	8.05	7.73
Total cash costs per gold ounce sold from continuing operations ($/ounce) (2)(4)	204	226	245	248
Total cash costs per gold ounce sold ($/ounce) (2)(4)	339	350	332	346
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce) (2)(4)	610	718	614	710
All-in sustaining costs per gold ounce sold ($/ounce) (2)(4)	792	682	706	718
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	712	640	668	630
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	977	868	902	879

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.

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4.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenue were treated as co-products, co-product total cash costs for the three months ended September 30, 2017 from continuing operations would be $8.19 per silver ounce sold (2016 - $9.43) and $1.54 per copper pound sold (2016 - $1.14) and co-product all-in sustaining costs for the three months ended September 30, 2017 would be $11.18 per silver ounce sold (2016 - $14.05) and $2.05 per copper pound sold (2016 - $1.64). Co-product total cash costs for the nine months ended September 30, 2017 from continuing operations would be $8.49 per silver ounce sold (2016 - $8.09) and $1.48 per copper pound sold (2016 - $1.16) and co-product all-in sustaining costs for the nine months ended September 30, 2017 would be $11.42 per silver ounce sold (2016 - $12.01) and $1.93 per copper pound sold (2016 - $1.65).
5.	As the Company began a process for the sale of Peak Mines during the third quarter and expects a sale of the asset within the next twelve months, Peak Mines has been classified as a discontinued operation. Operating highlights are disclosed on a continuing and total basis, where appropriate.

Gold production from continuing operations of 67,653 ounces for the three months ended September 30, 2017 was higher when compared to the 57,565 ounces in the prior-year period. Higher production from Mesquite offset planned lower production from New Afton and Cerro San Pedro. Cerro San Pedro’s production decreased as the mine has transitioned into residual leaching. Gold production from all operations of 82,027 ounces from total operations was below the prior-year period due to planned lower production at Peak Mines, New Afton, and Cerro San Pedro.

For the nine-month period ended September 30, 2017, gold production from continuing operations was 207,659 compared with 196,918 in the prior-year period. Gold production from all operations of 276,418 ounces was below 2016 as higher production from the Company’s Mesquite Mine was offset by planned lower production from New Afton, Peak Mines and Cerro San Pedro.

Gold sales were 79,904 ounces for the three months ended September 30, 2017, compared to 96,452 ounces in the prior-year period. Timing of sales at the end of the period resulted in a difference between ounces sold and ounces produced. Gold sales were 266,443 for the nine months ended September 30, 2017, compared to 284,303 in the prior-year period.

Copper production from continuing operations and total operations for the three months ended September 30, 2017 increased compared to the prior-year period due to higher copper ore tonnes processed at New Afton. Copper production for the nine months ended September 30, 2017 was consistent with the prior-year period.

Copper sales for the three months ended September 30, 2017 were 24.5 million pounds, compared to 24.2 million pounds in the prior-year period. Copper sales for the nine months ended September 30, 2017 were 71.7 million pounds, compared to 74.6 million pounds in the prior-year period due to timing of shipments.

Operating expenses from continuing operations per gold ounce for the three and nine months ended September 30, 2017 were $601 and $603 respectively, an increase from prior-year period of $586 and $566 due to a higher proportion of sales from Mesquite.

Total cash costs per gold ounce sold from continuing operations, net of by-product sales, were $204 per ounce for the three months ended September 30, 2017 compared to $226 per ounce in the prior-year period. The decrease in cash costs relative to the prior-year period was primarily driven by the effect of higher copper prices, partially offset by the impact of a greater proportion of the Company’s sales coming from its Mesquite operation. Total cash costs per gold ounce sold from continuing operations, net of by-product sales for the nine months ended September 30, 2017 were consistent with the prior-year period.

Total cash costs per ounce of gold sold remained consistent with the prior-year period for the three and nine months ended September 30, 2017.

All-in sustaining costs per gold ounce sold from continuing operations were $610 for the three months ended September 30, 2017, compared to $718 in the prior-year period. All-in sustaining costs from all operations were $792 for the three months ended September 30, 2017, compared to $682 in the prior-year period. The increase in all-in sustaining costs from all operations relative to the prior-year period was attributable to a $4 million, or $115 per ounce, increase in the Company’s consolidated sustaining costs.

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New Gold’s cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures was $339 per ounce, and was partially offset by an $11 per ounce decrease in total cash costs. All-in sustaining costs per gold ounce sold from continuing operations is positively impacted by the exclusion of Peak Mines.

All-in sustaining costs per gold ounce sold from continuing operations were $614 for the nine months ended September 30, 2017, compared to $710 in the prior-year period. All-in sustaining costs from all operations were $706 per ounce for the nine months ended September 30, 2017, compared to $718 per ounce in the prior-year period. All-in sustaining costs per gold ounce sold from continuing operations was positively impacted by the exclusion of Peak Mines consolidated sustaining costs.

For a detailed review of the Company’s operating mines, refer to the “Review of Operating Mines” sections of this MD&A.

For the three months ended September 30, 2017, capital expenditures at Rainy River totalled $129.5 million, compared to $130.7 million in the prior-year period. Start up of the process plant was successfully achieved on September 14, 2017. Subsequent to the quarter, the Company announced its first gold pour on October 6, 2017, and commercial production was achieved ahead of schedule, mid-October 2017. Mining activities at Rainy River progressed well during the third quarter. The Company’s mining rate during the quarter averaged approximately 130,000 tonnes per day, which was in line with New Gold’s plan. This represents a 13% increase compared to the average mining rate of 115,000 tonnes per day in the second quarter of 2017. Importantly, the mining rate in October averaged approximately 135,000 tonnes per day. Construction of the process plant is fully complete with overall earthworks 98% complete. The amendment to Schedule 2 of the Metal Mining Effluent Regulations required to close two small creeks and deposit tailings became effective on September 27, 2017.

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FINANCIAL HIGHLIGHTS

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
FINANCIAL INFORMATION(3)
Revenue	142.5	115.2	410.9	382.1
Operating margin(1)	72.2	61.5	206.9	200.8
Revenue less cost of goods sold(2)	21.5	18.2	57.1	57.8
Earnings from continuing operations(2)	29.2	0.8	77.9	14.9
Net earnings(2)	27.0	4.1	87.6	15.5
Adjusted net earnings from continuing operations (1) (2)	5.1	10.0	15.1	18.1
Adjusted net earnings(1)(2)	3.8	12.4	26.4	19.5
Operating cash flows generated from continuing operations	65.5	54.0	183.9	176.1
Cash generated from continuing operations before changes in non-cash operating working capital (1)	59.2	61.5	169.4	180.9
Capital expenditures (sustaining capital) (1)	22.7	22.4	60.9	71.9
Capital expenditures (growth capital) (1)	135.6	134.2	429.2	330.3
Total assets(2)	4,321.2	3,831.5	4,321.2	3,831.5
Cash and cash equivalents	207.1	151.2	207.1	151.2
Long-term debt	977.0	789.0	977.0	789.0

Share Data
Earnings per share from continuing operations(2):
Basic ($)	0.05	-	0.14	0.03
Diluted ($)	0.05	-	0.14	0.03
Earnings per share(2):
Basic ($)	0.05	0.01	0.16	0.03
Diluted ($)	0.05	0.01	0.16	0.03
Adjusted net earnings per basic share ($)(1)(2)	0.01	0.02	0.05	0.04
Adjusted net earnings per basic share from continuing operations ($) (1)(2)	0.01	0.02	0.03	0.04
Share price as at September 30 (TSX – Canadian dollars)	4.63	5.69	4.63	5.69
Weighted average outstanding shares (basic) (millions)	576.2	513.0	560.2	511.3
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net loss, adjusted net loss per basic share, capital expenditures (sustaining and growth) and cash generated from operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information
3.	As the Company began a process for the sale of Peak Mines and expects a sale of the asset within the next twelve months, Peak Mines has been classified as a discontinued operation. Financial highlights are disclosed on a continuing and total basis, where appropriate.

As the Company began a process for the sale of Peak Mines during the third quarter and expects a sale of the asset within the next twelve months, this operation has been classified as a discontinued operation. The below financial results are disclosed on a continuing basis (unless otherwise noted).

Revenue was $142.5 million for the three months ended September 30, 2017, compared to $115.2 million in the prior-year period. The increase is due to higher metal sales volumes and higher copper prices. Relative to the prior-year period, gold sales increased by 20%, mainly attributable to Mesquite’s strong quarter. Copper sales at New Afton increased by 14% and the average realized copper price increased by $0.60 per pound, or 38% compared to the prior-year quarter. Revenue was $410.9 million for the nine months ended September 30, 2017, compared to $382.1 million in the prior-year period due to higher metal prices. Relative to the prior-year period, the average realized price increased by $22 per ounce of gold, or 2%, and $0.49 per pound of copper, or 23%.

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Revenue less cost of goods sold was $21.5 million for the three months ended September 30, 2017, compared to $18.2 million in the prior-year period. This increase was driven by the higher gold and copper production and sales. Revenue less cost of goods sold for the nine months ended September 30, 2017 was consistent with the prior-year period.

Earnings from continuing operations was $29.2 million for the three months ended September 30, 2017, compared to $0.8 million in the prior-year period. Third quarter earnings from continuing operations included a $30.6 million non-cash foreign exchange gain, a $7.2 million pre-tax loss on the revaluation of the Company’s gold price option contracts and copper forward contracts, and a $3.3 million gain on the modification of long-term debt, while the prior-year quarter included a $11.3 million pre-tax foreign exchange loss, a non-cash pre-tax loss of $8.9 million on the revaluation of the gold stream obligation, partially offset by a non-cash pre-tax gain of $2.4 million on the revaluation of the Company’s gold price option contracts. The decrease in net earnings relative to earnings from continuing operations relates to a $2.2 million loss from discontinued operations (Peak Mines).

For the nine months ended September 30, 2017, net earnings from continuing operations was $77.9 million compared to $14.9 million the prior-year period. Current period net earnings included a $33.0 million pre-tax gain on the disposal of the El Morro stream, a $52.6 million non-cash foreign exchange gain, a $3.3 million gain on the modification of long-term debt, and an $18.9 million pre-tax loss on the revaluation of Company’s gold price option contracts and copper forward contracts and a $4.8 million pre-tax loss on the revaluation of the Company’s gold stream obligation. The prior-year period included a $34.4 million pre-tax loss on the revaluation of the Company’s gold stream obligation and a $17.1 million non-cash foreign exchange gain. The increase in net earnings relative to earnings from continuing operations relates to a $9.7 million earnings from discontinued operations (Peak Mines) for the nine months ended September 30, 2017.

Adjusted net earnings from continuing operations for the three months ended September 30, 2017 was $5.1 million, or $0.01 per basic share, compared to $10.0 million or $0.02 per basic share in the prior-year period. Quarterly adjusted net earnings from continuing operations were primarily impacted by a $5.0 million increase in adjusted income tax expense and a $2.9 million increase in exploration, business development, and corporate general and administrative expenses. This was partially offset by a $27.3 million increase in revenues and a $24.0 million increase in operating expenses and depreciation and depletion. The decrease in adjusted net earnings relative to adjusted net earnings from continuing operations relates to a loss from discontinued operations (Peak Mines), partially offset by lower income tax expense.

Adjusted net earnings from continuing operations for the nine months ended September 30, 2017 were $15.1 million or $0.03 per basic share, compared to adjusted net earnings of $18.1 million or $0.04 per basic share in the prior-year period. Adjusted net earnings were negatively impacted by the $2.2 million increase in adjusted income tax expense, a $4.9 million increase in exploration, business development, and corporate general and administrative expenses and a $0.7 million decrease in revenue less cost of goods sold. This was partially offset by a $4.6 million decrease in finance costs as more interest has been capitalized to Rainy River. The increase in net earnings from continuing operations is due to lower depreciation and depletion at Peak Mines. The increase in adjusted net earnings relative to adjusted net earnings from continuing operations is due to earnings from discontinued operations (Peak Mines), partially offset by a higher income tax expense.

Operating cash generated from continuing operations for the three months ended September 30, 2017 was $65.5 million, compared with $54.0 million in the prior-year period. Cash generated from continuing operations before changes in non-cash working capital for the three months ended September 30, 2017 was consistent with the prior-year period. Cash generated from operations benefitted from Cerro San Pedro continuing to draw down its leach pad inventory.

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For the nine months ended September 30, 2017, operating cash generated from continuing operations was $183.9 million, compared to $176.1 million. Cash generated from continuing operations before changes in non-cash working capital for the nine months ended September 30, 2017 was lower than the prior-year period primarily due to income taxes paid, which were only partially offset by the increase in operating margin. Cash generated from continuing operations for the nine months ended September 30, 2017 was higher than the prior-year period, benefitting from the collection of a concentrate receivable outstanding at December 31, 2016.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

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CORPORATE DEVELOPMENTS

New Gold’s strategy involves strong operational execution at its current assets and disciplined growth both through organic initiatives and value-enhancing mergers and acquisitions. Since the middle of 2009, New Gold has focused on enhancing the value of its portfolio of assets, while also continually looking for compelling external growth opportunities. New Gold’s objective is to pursue corporate development initiatives that will maximize long-term shareholder value.

On February 17, 2017, New Gold sold its 4% stream on future gold production from El Morro to an affiliate of Goldcorp Inc. for $65 million cash. This transaction provided the Company with additional liquidity as the Company advanced the construction of Rainy River.

On February 22, 2017, New Gold announced that the Company entered into an agreement with a syndicate of underwriters to purchase, on a bought deal basis, 53,600,000 common shares of New Gold (plus an over-allotment option) at a price of US$2.80 per share. On March 10, 2017, New Gold closed the bought deal financing of 61,640,000 common shares (including the over-allotment) for net proceeds to New Gold of approximately $165 million (gross proceeds of $173 million less equity issuance costs).

On June 27, 2017, New Gold entered into gold price option contracts covering 120,000 ounces of New Gold’s second half 2017 gold production. New Gold purchased put options with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. The contracts will cover 20,000 ounces of gold per month for six months beginning in July 2017. The net cost of entering into the option contracts was less than $1 million.

In July 2017, the Company initiated a process to divest the Peak Mines, located in New South Wales, Australia. The sale of Peak Mines will further enable the Company to focus on its Americas-centric portfolio of operating mining and development projects while offering a prospective buyer an opportunity to fully leverage Peak’s strong track record of performance, and unlock its longer term potential.

CORPORATE SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY HIGHlights for Q3 2017

•     A New Gold indigenous relations strategy was developed to address five key pillars: engagement, capacity building, economic development, inclusion and environmental stewardship.

•     A New Gold local procurement standard was established to optimize local procurement and business opportunities and support sustainable economic development in the communities where we operate.

•     The Todos par Cerro de San Pedro foundation launched a microfinancing program and provided a microloan to its first local small business owner.

•     The New Afton community and mine rescue teams provided critical support to a local indigenous community to prepare for and protect from the BC wildfires.

•     Cerro San Pedro Mine reforested 12 hectares of waste piles as part of its closure and reclamation plan.

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New Gold is committed to excellence in corporate social responsibility. The Company considers its ability to make a lasting and positive contribution toward sustainable development a key driver to achieving a productive and profitable business. New Gold aims to achieve this objective through the protection of the health and well-being of its people and host communities as well as employing industry-leading practices in the areas of environmental stewardship and community engagement and development.

As a participant of the United Nations Global Compact, New Gold’s policies and practices are guided by its principles with regard to human rights, labour, environmental stewardship and anti-corruption. As a member of the Mining Association of Canada (“MAC”), New Gold’s operations adopt the MAC’s Towards Sustainable Mining protocols.

New Gold’s objectives include protecting the welfare of its employees and contractors through safety-first work practices, upholding fair employment practices and encouraging a diverse workforce, where people are treated with respect and are supported to realize their full potential. The Company strives to create a culture of inclusiveness and tolerance that begins at the top and is reflected in its hiring, promotion and overall human resources practices. In each of its host communities, the Company strives to be an employer of choice through the provision of competitive wages and benefits, and through the implementation of policies of recognizing and rewarding employee performance and promoting from within wherever possible.

The Company is committed to preserving the long-term health and viability of the natural environments that host its operations. Wherever New Gold operates – in all stages of mining activity, from early exploration and planning, to commercial mining operations through to eventual closure – the Company is committed to excellence in environmental management. From the earliest site investigations, New Gold carries out comprehensive environmental studies to establish baseline measurements for flora, fauna, earth, air and water. During operations, the Company promotes the efficient use of raw materials and resources and works to minimize environmental impacts and maintain robust monitoring programs. After mining activities are complete, New Gold’s objective is to restore the land to a sustainable end land use.

The New Gold environmental management standards are based on internationally recognized standards. The standards serve to guide site-level management systems to ensure that site operations identify and appropriately manage their environmental aspects, adopt a consistent approach to identifying and controlling environmental risks, report progress through audits and assessments, and adopt a high level of environmental stewardship. All sites are expected to have an external audit, peer audit or self-assessment annually based on our audit schedule.

As part of the implementation process, each operation has also compiled a register of Significant Environmental Risks. This register contains the main environmental risks for each operation and allows corporate representatives to test the adequacy and effectiveness of controls as well as emergency preparedness and mitigation measures associated with these greatest potential risks.

On July 13, 2017, New Gold was charged with five breaches of the Environmental Protection Act (Ontario) in connection with alleged effluent discharges at the Rainy River project in July 2016 in excess of permit limits. On July 24, 2017, New Gold was charged with two breaches of the Lakes and Rivers Improvement Act (Ontario) in connection with water allegedly overtopping a dam on the Rainy River construction site prior to completion of construction of the dam. New Gold takes all environmental incidents seriously and is in the process of evaluating these matters.

New Gold is committed to establishing relationships based on mutual benefit and active participation with its host communities to contribute to healthy and sustainable communities. Wherever the Company’s operations interact with indigenous peoples, New Gold promotes understanding of, and respect for traditional values, customs and culture and takes meaningful action to consider their interests through collaborative agreements aimed at creating jobs, training and other lasting socio-economic benefits.

12

The New Gold community engagement and development standards provide guidance to our sites to identify our communities of interest, and effectively engage and sustain dialogue, and to find opportunities to contribute to long-term development within our host communities. They also drive us to monitor and continually improve our processes and performance. The standards are based on several internationally recognized principles and values. At each site, the standards are being progressively implemented to guide site-level management systems to ensure that site operations appropriately identify and engage with local communities of interest, respect human rights, identify opportunities for sustainable community investments, and makes commercially reasonable efforts to maximize local hiring and contracting.

Our standards also guide our operations to adopt a consistent approach to identifying and controlling social risks and to report progress through audits and assessments. All sites are expected to have an external audit, peer audit or self-assessment annually based on an audit schedule.

OUTLOOK FOR 2017

As a result of the Company’s strong first nine-month operational results, New Gold reiterates its guidance for full-year gold production of 380,000 to 430,000 ounces (includes Peak Mines). As Peak Mines has been classified as a discontinued operation, the Company’s operating expenses per ounce of gold sold is projected to be approximately $40 per ounce lower than its original guidance range of $630 to $670. The Company expects an increase in gold production to occur in the fourth quarter, as Rainy River continues to transition to nameplate production rates. Assuming current commodity prices and foreign exchange rates, New Gold expects to achieve all-in sustaining costs at the high end of the range, of the previously disclosed guidance of $760 to $800 per ounce. Due to timing of capital expenditures related to the tailings management area and one-time non-cash share-based payments related to the Company’s participation agreements with First Nations, the Company expects Rainy River’s all-in sustaining cost guidance to increase by approximately $200 per ounce.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of continuing operating mines produced 67,653 gold ounces from continuing operations for the three months ended September 30, 2017 and 207,659 gold ounces for the nine months ended September 30, 2017.

Operating expenses per gold ounce sold from continuing operations for the three months ended September 30, 2017 was $601, compared to $586 in the prior-year period. Operating expenses per copper pound sold from continuing operations for the three months ended September 30, 2017 was $1.30, compared to $0.96 in the prior-year period. Operating expenses per silver ounce sold from continuing operations for the three months ended September 30, 2017 was $7.73, compared to $8.96 in the prior-year period.

For the three months ended September 30, 2017 total cash costs and all-in sustaining costs from continuing operations, net of by-product sales, were $204 and $610 per gold ounce sold, respectively. In the prior-year periods, total cash costs and all-in sustaining costs were $226 and $718 per gold ounce sold respectively.

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For the nine months ended September 30, 2017 total cash costs and all-in sustaining costs from continuing operations, net of by-product sales, were $245 and $614 per gold ounce sold, respectively. In the prior-year periods total cash costs and all-in sustaining costs were $248 and $710 per gold ounce sold respectively.

Commodity Prices

Gold prices

The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold. In the third quarter of 2016, the Company entered into gold price option contracts related to its production for the first half of 2017. New Gold purchased put options with a strike price of $1,300 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces.

In June 2017 the Company entered into further gold option contracts for the periods July 2017 to December 2017 with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces. For the three and nine months ended September 30, 2017, the Company recognized $0.2 million and $7.4 million in revenue respectively related to these gold price option contracts.

For the three months ended September 30, 2017, New Gold’s gold revenue per ounce and average realized gold price from continuing operations per ounce were $1,250 and $1,286, respectively, compared to the LBMA p.m. average gold price of $1,278 per ounce. For the nine months ended September 30, 2017, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,245 and $1,280, respectively, compared to the LBMA p.m. average gold price of $1,251 per ounce. The difference between New Gold’s average realized gold price and the LBMA p.m. average gold price is primarily a result of the gold price option contracts described above.

Copper prices

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017, at a fixed price of $2.52 per pound settling against the LME monthly average price. In February 2017, the Company entered into further copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. The copper forward contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses.

14

On October 18, 2017, New Gold entered into copper price option contracts covering approximately 60 million pounds of its 2018 production, with put options at a strike price of $3.00 per pound and call options at a strike price of $3.37 per pound, at a nominal cost to the Company.

For the three months ended September 30, 2017, New Gold’s copper revenue per pound and average realized copper price per pound from continuing operations per pound were $2.53 and $2.78, respectively, compared to the average LME copper price of $2.88 per pound. For the nine months ended September 30, 2017, New Gold’s copper revenue per pound and average realized copper price per pound were $2.40 and $2.64, respectively, compared to the average LME copper price of $2.70 per pound.

Silver prices

For the three months ended September 30, 2017, New Gold’s silver revenue per ounce and average realized silver price per ounce were $16.05 and $16.55, respectively, compared to the LBMA p.m. average silver price of $16.84 per ounce. For the nine months ended September 30, 2017, New Gold’s silver revenue per ounce and average realized silver price per ounce were $16.62 and $17.10, respectively, compared to the LBMA p.m. average silver price of $16.84 per ounce.

Foreign Exchange Rates

The Company operates in Canada, the United States, Australia and Mexico, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Australian dollar through Peak Mines, and to the Mexican peso through Cerro San Pedro.

The Canadian dollar strengthened against the U.S. dollar by approximately 4% from June 30, 2017 to September 30, 2017. The average Canadian dollar against the average U.S. dollar for the three months ended September 30, 2017 strengthened by approximately 4% when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties, as a significant portion of operating and capital costs are denominated in Canadian dollars.

The Mexican peso weakened against the U.S. dollar by approximately 1% from June 30, 2017 to September 30, 2017. The average Mexican peso against the average U.S. dollar for the three months ended September 30, 2017 strengthened by approximately 5% when compared to the prior-year period. The strengthening or weakening of the Mexican peso impacts costs in U.S. dollar terms at the Company’s Mexican operation, Cerro San Pedro, as a portion of operating costs are denominated in Mexican pesos.

The Australian dollar strengthened against the U.S. dollar by approximately 2% from June 30, 2017 to September 30, 2017. The average Australian dollar against the average U.S. dollar for the three months ended September 30, 2017 strengthened by approximately 4% when compared to the prior-year period. The strengthening or weakening of the Australian dollar impacts costs in U.S. dollar terms at the Company’s Australian operation, Peak Mines, as a significant portion of operating costs are denominated in Australian dollars.

15

For an analysis of the impact of foreign exchange fluctuations on operating costs for the three and nine months ended September 30, 2017 relative to prior-year periods, refer to the “Review of Operating Mines” sections for New Afton, Peak Mines and Cerro San Pedro.

Economic Outlook

The LBMA p.m. gold price increased by 10% since the start of 2017, rising by 6% during the third quarter. The Trump presidency continues to generate considerable uncertainty and unpredictability, and U.S. economic data has been distinctly mixed. While the Federal Reserve is still expected to raise interest rates, the pace of increases has become less clear as the strength of the economy is debated and inflation remains low. This uncertainty has helped to underpin gold in the face of a certain amount of volatility.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products is down substantially from the peak in 2012, suggesting that the broad investment community has capacity to add length to positions as sentiment improves. As a low all-in sustaining cost producer with a pipeline of development projects, New Gold believes it is particularly well positioned both to operate in a lower gold price environment and to take advantage of higher prices in the gold market.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable. New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company plans to remain flexible in the current environment to be able to respond to opportunities as they arise.

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FINANCIAL RESULTS

Summary of Quarterly and Year-to-Date Financial Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
FINANCIAL RESULTS(3)
Revenue	142.5	115.2	410.9	382.1
Operating expenses	70.3	53.7	204.0	181.3
Depreciation and depletion(2)	50.7	43.3	149.8	143.0
Revenue less cost of goods sold(2)	21.5	18.2	57.1	57.8

Corporate administration	5.4	4.9	18.8	16.5
Share-based payment expenses	3.1	2.0	6.9	7.8
Exploration and business development	1.9	0.6	5.1	1.6
Earnings from operations(2)	11.1	10.7	26.3	31.9

Finance income	0.3	0.2	0.9	0.7
Finance costs	1.9	(1.0)	(0.5)	(8.4)
Other gains and losses
Unrealized (loss) gain on share purchase warrants	-	(0.8)	1.2	(1.3)
Gain (loss) on foreign exchange	30.6	(11.3)	52.6	17.1
Other gain on disposal of El Morro stream	-	-	33.0	-
Other gain on disposal of assets	-	0.7	0.1	0.2
(Loss) gain on revaluation of investments	-	-	(0.1)	0.7
Unrealized gain (loss) on revaluation of gold stream obligation	0.2	(8.9)	(4.8)	(34.4)
Settlement and (loss) gain on revaluation of gold price option contracts	(1.3)	2.4	(14.2)	(0.9)
Loss on revaluation of copper forward contracts	(5.9)	-	(4.7)	-
Other	0.2	0.4	1.1	0.3
Income (loss) before taxes(2)	37.1	(7.6)	90.9	5.9
Income tax (expense) recovery(2)	(7.9)	8.4	(13.0)	9.0
Net earnings from continuing operations(2)	29.2	0.8	77.9	14.9
(Loss) earnings from discontinued operations	(2.2)	3.3	9.7	0.6
Net earnings	27.0	4.1	87.6	15.5
Adjusted earnings from continuing operations (1) (2)	5.1	10.0	15.1	18.1
Adjusted net earnings (1) (2)	3.8	12.4	26.4	19.5
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.
3.	As the Company began a process for the sale of Peak Mines and expects a sale of the asset within the next twelve months, Peak Mines has been classified as a discontinued operation. Financial highlights are disclosed on a continuing and total basis, where appropriate.

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Revenue

For the three months ended September 30, 2017, the $27.3 million increase in revenue was primarily driven by higher metal sales and metal prices. For the nine months ended September 30, 2017 the $28.8 million increase in revenue was primarily driven by higher metal prices. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

For the three and nine months ended September 30, 2017, operating expenses increased compared with the prior-year period. Higher operating costs at Mesquite was due to higher process solution flow which drove higher production, which was partially offset by lower operating costs at Cerro San Pedro, as the mine has been in residual leaching since June 2016.

Depreciation and depletion

For the three and nine months ended September 30, 2017, depreciation and depletion increased compared with prior-year periods, due to higher gold sales from the Mesquite operations compared to prior periods.

Revenue less cost of goods sold

For the three months ended September 30, 2017, revenue less cost of goods sold increased primarily due to higher revenues, partially offset by higher operating expenses. For the nine months ended September 30, 2017, revenue less cost of goods sold was consistent with prior period.

Corporate administration and share-based payment expenses

For the three months ended September 30, 2017 the increase in share-based payment expenses was primarily attributable to an increase of the Company’s share price in the period, which resulted in an increase in costs for the Company’s cash-settled share-based payment arrangements. For the nine months ended September 30, 2017 the increase in corporate administration costs was attributable to severance costs incurred in the period.

Exploration and business development

Expensed exploration in the current year was primarily incurred at Peak Mines and Rainy River. The prior-year period included expensed exploration costs primarily at Peak Mines.

Capitalized exploration costs were $0.6 million for the three months ended September 30, 2017, a decrease of $0.1 million from the prior period. Capitalized exploration costs were primarily incurred at and Peak Mines. For the nine months ended September 30, 2017 capitalized exploration costs were $2.7 million compared with $3.2 million in the prior-year period. Expenditures were primarily at the New Afton C-zone, Peak Mines, and Rainy River.

Please refer to the “Development and Exploration review” section of this MD&A for further details on the Company’s exploration and business development activities.

Finance income and finance costs

For the three and nine months ended September 30, 2017, finance costs decreased as the Company has capitalized more interest to its qualifying development property than in the prior-year period, and also includes a $3.3 million gain on the modification of long-term debt.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Share purchase warrants

For the nine months ended September 30, 2017, the Company recorded a gain on share purchase warrants, compared to a loss in the prior-year period. As the traded value of the New Gold share purchase warrants increases or decreases, a related loss or gain on the mark-to-market of the liability is reflected in earnings. In June 2017 all share purchase warrants expired, unexercised.

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Gold stream obligation

For the three and nine months ended September 30, 2017, the unrealized loss on revaluation of the gold stream obligation derivative instrument was related to the increase in gold prices and accretion. The gain or loss on the revaluation of the gold stream obligation as a result of the change in the Company’s own credit risk is recorded in other comprehensive income.

Gold price option contracts

In the prior year, the Company entered into gold price option contracts whereby it sold a series of call option contracts and purchased a series of put option contracts. These gold price option contracts cover 120,000 ounces of New Gold’s first half 2017 gold production. In June 2017 the Company entered into further gold option contracts for the periods July 2017 to December 2017 with a strike price of $1,250 per ounce covering 120,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 120,000 ounces.

These derivative instruments are fair valued at the end of each reporting period. For the three and nine months ended September 30, 2017, the Company recognized a loss on the revaluation of the gold price option contracts resulting from options expiring unexercised and the increase in gold prices. For the three and nine months ended September 30, 2017, the Company recognized $0.2 million and $7.5 million in revenue and earnings from discontinued operations related to these gold price option contracts.

Gain on disposal of El Morro gold stream

During the first quarter of 2017, the Company sold its 4% stream on future gold production from El Morro for $65 million cash. As a result, the Company recorded a gain on disposal of $33.0 million representing the difference between the net proceeds received and the carrying value of the asset. Please refer to the “Corporate Developments” section of this MD&A for more information on this transaction.

Foreign exchange

Movements in foreign exchange are due to the revaluation of the non-monetary assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian and Australian dollars compared to the U.S. dollar in the current period.

Income tax

Income tax expense from continuing operations for the nine months ended September 30, 2017 was $13.0 million compared to an income tax recovery of $9.0 million in the prior-year period, reflecting an effective tax rate of 14.3% for the period ended September 30, 2017 compared to 153.3% in the prior-year period. The primary reason for the change in the unadjusted effective tax rate is the impact of lower tax rate applicable on the disposal of the El Morro stream and the impact of foreign exchange movements on the deferred tax related to nonmonetary assets and liabilities. For the nine months ended September 30, 2017, the Company recorded a foreign exchange gain of $52.8 million on non-monetary assets and liabilities, compared to a gain of $16.9 million in the prior-year period.

On an adjusted net (loss) earnings basis, the adjusted tax expense from continuing operations for the nine months ended September 30, 2017 was $8.3 million, compared to an adjusted tax expense of $6.1 million in the prior-year period. The adjusted tax expense excludes the impact of foreign exchange, disposal of the El Morro gold stream, the loss on revaluation of the gold stream obligation and the gain on revaluation of the gold price option contracts. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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Net earnings

For the three months ended September 30, 2017 net earnings were positively impacted by a gain on foreign exchange and higher revenues, partially offset by higher operating expenses and a higher income tax expense.

Please see below for a reconciliation of net earnings for the three months ended September 30, 2017 from the prior-year period.

 RECONCILIATION OF NET EARNINGS– Q3 2016 TO Q3 2017

(in millions of U.S. dollars)

20

For the nine months ended September 30, 2017 net earnings were positively impacted by a gain on foreign exchange, an increase in revenue less cost of goods sold, and a reduction of the unrealized loss on the revaluation of the gold stream obligation.

Please see below for a reconciliation of net earnings for the nine months ended September 30, 2017 from the prior-year period.

RECONCILIATION OF NET EARNINGS – Q3 2016 YTD TO Q3 2017 YTD

(in millions of U.S. dollars)

21

Adjusted net earnings

The net earnings have been adjusted, including the associated tax impact, for inventory write-downs, asset impairments, gains on the modification of long-term debt in “Other gains and losses” on the unaudited condensed consolidated interim income statement. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the fair value changes for gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Please see below for a reconciliation of adjusted net earnings for the three months ended September 30, 2017 from the prior-year period.

RECONCILIATION OF ADJUSTED NET EARNINGS – Q3 2016 TO Q3 2017

(in millions of U.S. dollars)

22

Please see below for a reconciliation of adjusted net earnings for the nine months ended September 30, 2017 from the prior-year period.

RECONCILIATION OF ADJUSTED NET (LOSS) EARNINGS – Q3 2016 YTD TO Q3 2017 YTD

(in millions of U.S. dollars)

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Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015
Operating information
Total gold production (ounces)(1)	82,027	105,064	89,327	95,883	95,546	99,423	90,811	131,719	122,580
Gold production from continuing operations (ounces)(1)	67,653	79,025	60,980	77,026	57,565	68,138	71,215	96,921	101,846
Total gold sales (ounces)(1)	79,904	99,235	87,304	93,936	96,452	101,820	86,031	133,005	115,695
Gold sales from continuing operations (ounces) (1)	67,052	73,707	59,913	75,887	56,038	74,036	68,882	98,315	94,685

Revenue	142.5	143.8	124.5	140.7	125.2	140.1	126.8	155.2	147.5

Earnings (loss) from continuing operations	29.2	17.8	30.9	(23.3)	0.8	(14.1)	28.5	1.7	(143.6)
per share:
Basic ($)	0.05	0.03	0.06	(0.05)	$nil	(0.03)	0.06	$nil	(0.28)
Diluted ($)	0.05	0.03	0.06	(0.05)	$nil	(0.03)	0.06	$nil	(0.28)
(Loss) earnings from discontinued operations, net of tax	(2.2)	5.3	6.6	1.0	3.3	0.2	(2.9)	(11.2)	(14.2)
Net earnings (loss)	27.0	23.1	37.5	(22.3)	4.1	(13.9)	25.6	(9.5)	(157.8)
per share:
Basic ($)	0.05	0.04	0.07	(0.04)	0.01	(0.03)	0.05	(0.02)	(0.31)
Diluted ($)	0.05	0.04	0.07	(0.04)	0.01	(0.03)	0.05	(0.02)	(0.31)

A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

24

In the first quarter of 2017 the Company identified an immaterial error relating to depletion of its New Afton mining interest for the year ended December 31, 2016 resulting in a reduction in 2016 net earnings of $9.7 million.

The quarterly impact on the comparative condensed consolidated income statement is outlined in the table below. The resulting overstatement of the mining interests balance of $15.4 million, overstatement of deferred tax liability of $5.3 million and understatement of inventories totalling $0.4 million as at December 31, 2016 has also been revised in the comparative condensed consolidated statement of financial position and the associated notes to the unaudited condensed consolidated interim financial statements. There has been no change to the cash flows from operating, investing and financing activities in the comparative condensed consolidated statement of cash flow.

	Three months ended	Three months ended	Three months ended	Three months ended	Year ended
(in millions of U.S. dollars)	March 31, 2016	September 30, 2016	September 30, 2016	December 31, 2016	December 31, 2016
Impact on net earnings (Loss)
Net earnings (loss) before revision	26.8	(8.8)	5.1	(19.9)	2.7
Depreciation and depletion	(3.4)	(4.1)	(3.4)	(4.1)	(15.0)
Income tax recovery	2.2	(1.0)	2.4	1.7	5.3
Revision to net earnings (loss)	(1.2)	(5.1)	(1.0)	(2.4)	(9.7)
Revised net earnings (loss)	25.6	(13.9)	4.1	(22.3)	(7.0)
Basic weighted average number of shares outstanding (in millions)	509.6	511.2	513.0	513.3	511.8
Dilution of securities:
Stock options	1.1	-	2.8	-	-
Diluted weighted average number of shares outstanding (in millions)	510.7	511.2	515.8	513.3	511.8
Net earnings (loss) per share before revision:
Basic	0.05	(0.02)	0.01	(0.04)	0.01
Diluted(1)	0.05	(0.02)	0.01	(0.04)	0.01
Impact of revision to net earnings (loss) per share:
Basic	-	(0.01)	-	-	(0.02)
Diluted(1)	-	(0.01)	-	-	(0.02)
Revised net earnings (loss) per share:
Basic	0.05	(0.03)	0.01	(0.04)	(0.01)
Diluted(1)	0.05	(0.03)	0.01	(0.04)	(0.01)

1.	For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

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AT-A-GLANCE

2017 GUIDANCE:

Gold: 70,000 - 80,000 ounces

copper: 85 - 95 million pounds

OPERATING EXPENSE/gold OZ: $405 -$445

ALL-IN SUSTAINING COSTS/OZ: ($520) - ($480)

Q3 YTD 2017 Production:

Gold: 63,779 Ounces

copper: 66.0 million pounds

OPERATING EXPENSE/gold OZ: $430

ALL-IN SUSTAINING COSTS/OZ: ($505)

REVIEW OF OPERATING MINES

New Afton Mine, British Columbia, Canada

The New Afton Mine is located near Kamloops, British Columbia. At December 31, 2016, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.0 billion pounds of Proven and Probable copper Mineral Reserves, with 1.2 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 950 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Ore mined (thousands of tonnes)	1,553	1,567	4,596	4,484
Ore processed (thousands of tonnes)	1,540	1,468	4,510	4,251
Average grade:
Gold (grams/tonne)	0.55	0.62	0.55	0.66
Copper (%)	0.83	0.77	0.82	0.82
Recovery rate (%):
Gold	79.6	81.9	79.9	82.2
Copper	80.4	85.2	80.8	85.3
Gold (ounces):
Produced (1)	21,569	23,864	63,779	74,219
Sold (1)	20,646	21,247	60,935	72,680
Copper (millions of pounds):
Produced (1)	22.8	21.3	66.0	65.8
Sold (1)	21.8	19.2	62.5	63.8
Silver (millions of ounces):
Produced (1)	0.1	0.1	0.2	0.2
Sold (1)	0.1	0.1	0.2	0.2
Revenue
Gold ($/ounce)	1,175	1,213	1,172	1,153
Copper ($/pound)	2.53	1.99	2.40	1.96
Silver ($/ounce)	14.70	21.00	15.50	17.10
Average realized price (1)(2):
Gold ($/ounce)	1,292	1,324	1,288	1,264
Copper ($/pound)	2.78	2.18	2.64	2.15
Silver ($/ounce)	16.14	22.90	17.07	18.73

26

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Operating expenses per gold ounce sold ($/ounce) (4)	407	441	430	415
Operating expenses per copper pound sold ($/pound) (4)	0.88	0.72	0.88	0.71
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(1,258)	(633)	(1,048)	(605)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(643)	(211)	(505)	(202)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	524	552	546	526
Copper ($/pound)	1.13	0.91	1.12	0.90
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	709	719	718	685
Copper ($/pound)	1.53	1.18	1.47	1.17

Financial Information:
Revenue	80.4	65.4	224.7	212.3
Operating margin(2)	52.4	41.6	142.3	135.8
Revenue less cost of goods sold(5)	17.3	8.0	38.8	22.8
Capital expenditures (sustaining capital) (2)	11.5	8.6	31.0	27.7
Capital expenditures (growth capital) (2)	0.5	0.8	2.6	2.8

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
5.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

Operating results

Production

For the three months ended September 30, 2017, decrease in gold production at New Afton relative to the prior-year quarter was due to an expected decrease in gold grade and gold recovery, partially offset by an increase in mill throughput. Copper production was higher than the prior-year quarter due to higher throughput and copper grade

For the nine months ended September 30, 2017, gold production was below prior-year period due to an expected decrease in gold grade and gold recovery. Copper production was in line with the prior-year period.

Revenue

For the three and nine months ended September 30, 2017, revenue increased compared with the prior periods due to increased copper sold.

At the end of the period, New Afton’s exposure to the impact of movements in market metal prices for provisionally priced contracts was 11,866 ounces of gold and 21.2 million pounds of copper. Exposure to these movements in market metal prices was reduced by 9,750 ounces of gold swaps and 19.3 million pounds of copper swaps outstanding as at September 30, 2017, with settlement periods ranging from October 2017 to December 2017.

27

Revenue less cost of goods sold

For the three and nine months ended September 30, 2017, the increase in revenue less cost of goods sold was primarily driven by an increase in copper revenue compared with the prior-year period.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the three months ended September 30, 2017 operating expense per gold ounce decreased as expenses were apportioned to each metal on a percentage of revenue basis with gold revenue representing a lower portion of total sales in the quarter versus the prior-year quarter. As a result, the operating expense per copper pound increased. All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by higher sustaining costs. By-product revenues benefitted from an increase in the realized copper price and higher copper sales volumes.

For the nine months ended September 30, 2017 operating expenses increased slightly when compared to the prior year due to higher ore tonnes mined and processed at lower grades. All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by the increase in operating expenses and sustaining costs. By-product revenues benefitted from an increase in the realized copper price.

Capital expenditures

In both the current and prior-year periods, sustaining capital expenditures were primarily related to mine development costs, and growth capital expenditures were primarily related to capitalized exploration at the New Afton C-zone.

Impact of foreign exchange on operations

New Afton’s operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2017, the value of the U.S. dollar averaged $1.25 against the Canadian dollar compared to $1.30 in the prior-year period, resulting in a negative impact on total cash costs of $69 per gold ounce sold.

For the nine months ended September 30, 2017, the value of the U.S. dollar was $1.30 against the Canadian dollar compared to $1.32 in the prior-year, resulting in a negative impact on total cash costs of $32 per gold ounce.

Exploration activities

During the third quarter of 2017, results of a final campaign of infill drilling on the planned C-zone block cave were incorporated into updated mineral resource and reserve estimates and life-of-mine operational plan. Additionally, a surface drilling campaign to test several satellite targets within the greater mine lease area was completed during the quarter, the results of which will be used to support plans for possible follow up work in the future.

28

AT-A-GLANCE

2017 GUIDANCE:

Gold: 140,000 - 150,000 ounces

OPERATING EXPENSES/oz: $675 - $715

ALL-IN COSTS/OZ: $805 - $845

SUSTAINING

Q3 YTD 2017 production:

Gold: 116,720 ounces

OPERATING EXPENSES/oz: $717

ALL-IN SUSTAINING COSTS/OZ: $809

Mesquite Mine, California, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. It is an open pit, run-of-mine heap leach gold mining operation. The mine was operated between 1985 and 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. The mine resumed production in 2008. New Gold acquired Mesquite as part of the business combination with Western Goldfields in mid-2009. At December 31, 2016, the mine had 1.2 million ounces of Proven and Probable gold Mineral Reserves and 1.0 million ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves. A summary of Mesquite’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	5,050	3,700	14,960	13,207
Waste mined (thousands of tonnes)	10,994	13,534	32,205	34,761
Ratio of waste to ore	2.18	3.66	2.15	2.63
Average grade:
Gold (grams/tonne)	0.32	0.45	0.34	0.40
Gold (ounces):
Produced (1)(2)	38,133	18,835	116,720	71,770
Sold (1)	38,573	19,434	114,188	75,477
Revenue
Gold ($/ounce)	1,283	1,326	1,276	1,258
Average realized price (3):
Gold ($/ounce)	1,283	1,326	1,276	1,258
Operating expenses per gold ounce sold ($/ounce) (4)	750	624	717	612
Total cash costs per gold ounce sold ($/ounce) (3)	750	633	717	622
All-in sustaining costs per gold ounce sold ($/ounce) (3)	866	1,202	809	1,085

FINANCIAL INFORMATION
Revenue	49.5	25.8	145.7	95.0
Operating margin(3)	20.6	13.7	63.9	48.8
Revenue less cost of goods sold	6.9	7.1	22.7	23.4
Capital expenditures (sustaining capital)(3)	4.0	10.4	8.9	33.7

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

29

Operating results

Production

For the three and nine months ended September 30, 2017, the increase in gold production at Mesquite relative to the prior-year periods was due to higher ore tonnes mined and placed, and an increase of process solution flow on the heap leach pad, which resulted in a drawdown of leach pad inventory.

Revenue

For the three and nine months ended September 30, 2017, the increase in revenue was attributable to higher gold sales volumes.

Revenue less cost of goods sold

For the three and nine months ended September 30, 2017, revenue less cost of goods sold was consistent with the prior-year period. The increase in revenue described above was offset by higher operating expenses and depreciation and depletion compared to the prior-year period.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the three months ended September 30, 2017 operating expenses increased when compared to the prior-year period due to increased ore tonnes mined and processed, no mining costs being capitalized, and higher process solution flow. All-in sustaining costs during the quarter decreased due to a $7 million or $452 per ounce decrease in sustaining costs primarily due to no waste stripping being capitalized, the benefit of which was only partially offset by higher operating expenses.

For the nine months ended September 30, 2017, operating expenses increased when compared to the prior year due to higher ore tonnes mined resulting from higher process solution flow. All-in sustaining costs decreased due to a $24 million or $371 per ounce decrease in sustaining costs primarily due to no waste stripping being capitalized, which was only partially offset by higher operating expenses.

Capital expenditures

For the three and nine months ended September 30, 2017, the decrease in capital expenditures was a result of waste stripping expenditures being capitalized in the prior-year period.

30

AT-A-GLANCE

2017 GUIDANCE:

Gold: 35,000 - 45,000 ounces

OPERATING EXPENSES/GOLd oz: $1,080 - $1,120

ALL-IN SUSTAINING COSTS/OZ: $1,090 - $1,130

Q3 YTD 2017 PRoduction

Gold: 27,160 ounces

operating expenses/gold oz: $1,203

ALL-IN SUSTAINING COSTS/OZ: $1,316

Cerro San Pedro Mine, San Luis Potosí, México

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. Cerro San Pedro finished active mining late in the second quarter of 2016 and has now transitioned into residual leaching. A summary of Cerro San Pedro’s operating results is provided below:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Gold (ounces)
Produced (1)(2)	7,951	14,866	27,160	50,929
Sold (1)	7,833	15,357	25,549	50,798
Silver (millions of ounces)
Produced (1)(2)	0.1	0.2	0.5	0.7
Sold (1)	0.1	0.2	0.5	0.7
Revenue
Gold ($/ounce)	1,285	1,325	1,278	1,249
Silver ($/ounce)	16.80	19.40	17.10	16.70
Average realized price (3):
Gold ($/ounce)	1,285	1,325	1,278	1,249
Silver ($/ounce)	17.00	19.39	17.00	16.73
Operating expenses per gold ounce sold ($/ounce) (5)	1,388	976	1,260	977
Operating expenses per silver ounce sold ($/ounce) (5)	18.10	14.28	16.86	13.09
Total cash costs per gold ounce sold ($/ounce) (3)(4)	1,370	897	1,219	911
All-in sustaining costs per gold ounce sold ($/ounce) (3)(4)	1,532	912	1,389	936
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	1,354	964	1,230	963
Silver ($/ounce)	17.65	14.11	16.47	12.89
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,484	976	1,367	984
Silver ($/ounce)	19.35	14.29	18.31	13.18

FINANCIAL INFORMATION
Revenue	12.6	24.0	40.5	74.8
Operating margin (3)	(0.8)	6.2	0.7	16.2
Revenue less cost of goods sold	(2.7)	3.1	(4.4)	11.6
Capital expenditures (sustaining capital)(3)	-	0.1	0.7	0.8

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining and growth) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
4.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
5.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

31

Operating results

Production

Cerro San Pedro finished active mining late in the second quarter of 2016 and has transitioned to residual leaching. As a result, and consistent with expectations, for the three and nine months ended September 30, 2017 gold and silver production decreased compared to the prior-year periods.

Revenue

For the three and nine months ended September 30, 2017, the decrease in revenue was attributable to the decrease in metal sales volumes as Cerro San Pedro has entered into the residual leach period.

Revenue less cost of goods sold

For the three and nine months ended September 30, 2017, the decrease in revenue less cost of goods sold was primarily attributable to the decrease in revenue described above, partially offset by lower operating expenses.

Operating expenses, total cash costs and all-in sustaining costs

For the three and nine months ended September 30, 2017, operating expenses and all-in sustaining costs increased when compared to the prior-year periods due to lower gold sales volumes. As the Company is drawing down leach pad inventory during the residual leach period, $355 per ounce in the third quarter, and $320 per ounce in the first nine months, of the reported operating expense per gold ounce and all-in sustaining costs are related to mining costs that were incurred in prior periods.

Impact of Foreign Exchange on Operations

Cerro San Pedro was impacted by changes in the value of the Mexican peso against the U.S. dollar. For the three months ended September 30, 2017, the value of the Mexican peso averaged MXN17.8 against the U.S. dollar compared to MXN18.7 in the prior-year period. This had a negative impact on total cash costs of $21 per gold ounce sold.

For the nine months ended September 30, 2017, the value of the Mexican peso averaged MXN18.9 against the U.S. dollar compared to MXN18.3 in the prior-year period. This had a positive impact on total cash costs of $12 per gold ounce sold.

32

DISCONTINUED OPERATIONS

In July 2017, the Company began a process for the sale of Peak Mines, its gold-copper mine located in Australia. The Company expects a sale within the next 12 months and upon commencement of the process met the criteria as a discontinued operation under IFRS 5.  The transaction is expected to provide the Company with the opportunity to enhance liquidity and develop and grow its core assets.

For the three and nine months ended September 30, 2017, the net earnings from Peak Mines is reported as earnings from discontinued operations. Total assets and liabilities of Peak Mines (excluding any assets and liabilities which do not form part of the net assets being sold) are reported as assets and liabilities of discontinued operations, respectively, as at September 30, 2017 without restatement of the prior-year period comparative amounts.

The net earnings from Peak Mines for the three and nine months ended September 30, 2017 are as follows:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	26.0	63.5	112.8	131.4
Operating expenses	22.8	30.8	66.7	69.8
Depreciation and depletion(1)	3.5	28.1	25.5	55.8
Revenue less cost of goods sold	(0.3)	4.6	20.6	5.8

Exploration and business development	1.7	1.0	4.9	4.6
(Loss) earnings from operations	(2.0)	3.6	15.7	1.2

Finance costs	(0.2)	(0.2)	(0.6)	(0.5)
Other (losses) gains	(0.7)	1.7	(1.6)	1.5
(Loss) earnings before taxes	(2.9)	5.1	13.5	2.2
Income tax (recovery) expense	0.7	(1.8)	(3.8)	(1.6)
(Loss) earnings from discontinued operations	(2.2)	3.3	9.7	0.6
1.	Depreciation and depletion relates to the Peak Mines prior to reclassification as a discontinued operation.

33

AT-A-GLANCE

2017 GUIDANCE:

Gold: 85,000 - 95,000 ounces

COPPER: ~15 million pounds

ALL-IN SUSTAINING COSTS/OZ: $975 - $1,015

Q3 YTD 2017 Production

Gold: 68,760 ounces

copper: 10.2 MILLION pounds

ALL-IN SUSTAINING COSTS/OZ: $988

Peak Mines, New South Wales, Australia

The Company’s Peak Mines gold-copper mining operation is an underground mine/mill operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia. At December 31, 2016, the mine had 251,000 ounces of Proven and Probable gold Mineral Reserves and 80 million pounds of Proven and Probable copper Mineral Reserves, with 378,000 ounces of Measured and Indicated gold Mineral Resources, exclusive of Mineral Reserves, and 171 million pounds of Measured and Indicated copper Mineral Resources, exclusive of Mineral Reserves. During the third quarter of 2017, the Company began a process for the sale of the Peak Mines and expects the sale of the asset within the next twelve months. Accordingly, Peak Mines has been classified as a discontinued operation. A summary of Peak Mines’ operating results is provided below:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Operating information
Ore mined (thousands of tonnes)	134	175	408	536
Ore processed (thousands of tonnes)	143	219	468	545
Average grade:
Gold (grams/tonne)	3.04	5.46	5.00	5.40
Copper (%)	1.17	0.99	1.00	1.00
Recovery rate (%):
Gold	94.8	92.5	93.0	93.6
Copper	84.3	88.8	89.0	89.8
Gold (ounces):
Produced (1)	14,374	37,981	68,760	88,862
Sold (1)	12,852	40,414	65,771	85,347
Copper (millions of pounds):
Produced (1)	3.2	4.2	10.2	10.8
Sold (1)	2.7	5.0	9.1	10.7
Revenue
Gold ($/ounce)	1,288	1,297	1,276	1,265
Copper ($/pound)	2.58	2.07	2.45	2.02
Average realized price (2):
Gold ($/ounce)	1,310	1,332	1,298	1,296
Copper ($/pound)	2.96	2.15	2.74	2.16
Total cash costs per gold ounce sold (2)(3)	1,043	522	600	575
All-in sustaining costs per gold ounce sold (2)(3)	1,739	632	988	736
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	1,182	662	794	699
Copper ($/pound)	2.99	1.09	1.92	1.24
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,642	753	1,089	830
Copper ($/pound)	4.03	1.24	2.54	1.46

34

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
FINANCIAL INFORMATION
Revenue	26.0	63.5	112.8	131.4
Operating margin (2)	3.2	32.7	46.1	61.6
Revenue less cost of goods sold	(0.3)	4.6	20.6	5.8
Capital expenditures (sustaining capital) (2)	7.1	3.1	20.0	8.0
Capital expenditures (growth capital) (2)	0.6	-	1.6	-
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product copper revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Production

For the three months ended September 30, 2017, the decrease in gold production at Peak Mines relative to the prior-year period was due to an expected decrease in gold grade and tonnes processed. Copper production decreased compared to the prior-year period due to an expected decrease in copper recoveries and tonnes processed.

For the nine months ended September 30, 2017 gold production decreased relative to the prior-year period due to an expected decrease in gold grade and tonnes processed.

Revenue

For the three and nine months ended September 30, 2017, the decrease in revenue was attributable to a decrease in sales volumes.

Revenue less cost of goods sold

For the three months ended September 30, 2017 the decrease in revenue less cost of goods sold compared with the prior-year quarter was due to lower gold and copper sales as a result of lower production.

For the nine months ended September 30, 2017, the increase in revenue less cost of goods sold was primarily attributable higher gold and copper prices and lower depreciation and depletion in the third quarter as the mine was classified as a discontinued operation during the third quarter of 2017.

Operating expenses, total cash costs and all-in sustaining costs

As the Peak Mines has been classified as a discontinued operation and is presented separately on the condensed consolidated income statement for the three and nine months ended September 30, 2017, the asset’s operating expenses per ounce of gold sold is no longer disclosed.

For the three months ended September 30, 2017, all-in sustaining costs increased due to an increase in sustaining costs and lower gold sales volumes. For the nine months ended September 30, 2017 all-in sustaining costs increased, primarily due to lower gold sales volumes.

35

Capital expenditures

For the three and nine months ended September 30, 2017, the increase in capital expenditures was a result of increases in capital development and increased capitalized exploration activities. Capital development is related to mine and infrastructure development.

Impact of Foreign Exchange on Operations

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the U.S. dollar against the Australian dollar. For the three months ended September 30, 2017, the value of the U.S. dollar averaged $1.27 against the Australian dollar compared to $1.32 in the prior-year period, resulting in a negative impact on total cash costs of $71 per gold ounce. For the nine months ended September 30, 2017, the value of the U.S. dollar averaged $1.30 against the Australian dollar compared to $1.35 in the prior-year period, resulting in a negative impact on total cash costs of $32 per gold ounce sold.

Exploration Activities

During the third quarter of 2017, exploration at the Company’s Peak Mines operation focused on the delineation of additional gold resources extending from the Perseverance Zone D deposit and conversion of copper and gold resources at the Jubilee deposit that sits adjacent to the New Cobar mine. Additionally, the surface drilling and reconnaissance work to test prospective targets identified along the Peak Mine Corridor and greater regional tenement holdings continued to return encouraging results that merit further follow up going forward into 2018.

Peak sales process

The Company has initiated a process to divest the Peak Mines, located in New South Wales, Australia. The sale of Peak Mines will further enable the Company to focus on its America’s centric portfolio of operating mining and development projects while offering a prospective buyer an opportunity to fully leverage Peak’s strong track record of performance, and unlock its longer term potential.

36

AT-A-GLANCE

AS AT DECEMBER 31, 2016

2017 GUIDANCE:

Gold: 50,000 - 60,000 ounces

OPERATING EXPENSES/oz: $935 - $975

ALL-IN SUSTAINING COSTS/OZ: $1,400 - $1,440

PROVEN AND PROBABLE RESERVES

GOLD: 3.9 MILLION OUNCES

SILVER: 10.0 MILLION OUNCES

DEVELOPMENT AND EXPLORATION REVIEW

Rainy River Project, Ontario, Canada

Rainy River is a gold project located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The project property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

Rainy River enhances New Gold’s growth pipeline through its significant production scale and exciting longer-term exploration potential in a great mining jurisdiction.

Project advancement

Rainy River – Q3 2017 KEY PROJECT UPDATES

▪      Rainy River successfully achieved start-up on September 14, 2017 with the first gold pour

▪      announced on October 6, 2017

▪      Commercial production achieved ahead of schedule in mid-October

▪      Project spending during the third quarter totalled $130 million, with estimated remaining development capital in 2017 of approximately $100 million, which includes project working capital to be paid post commercial production

▪      Amendment to Schedule 2 of the Metal Mining Effluent Regulations required to close two small creeks and deposit tailings, became effective on September 27, 2017

▪      Mining rate during the quarter averaged approximately 130,000 tonnes per day

▪      Mining rate averaged approximately 135,000 tonnes per day in the month of October

▪      Construction of the process plant is fully complete

▪      Overall earthworks substantially complete

As planned, New Gold’s Rainy River mine commenced processing ore on September 14, 2017 and subsequently announced its first gold pour on October 6, 2017. Commercial production was achieved mid-October, 2017. From an accounting perspective, the Company recognizes commercial production effective November 1, 2017. The capital cost estimate remains in line with New Gold’s updated plan announced on January 30, 2017.

Mining activities at Rainy River progressed well during the third quarter. The Company’s mining rate during the quarter averaged approximately 130,000 tonnes per day, which was in line with New Gold’s plan. This represents a 13% increase compared to the average mining rate of 115,000 tonnes per day in the second quarter of 2017 and more importantly, the mining rate in October to date has averaged approximately 140,000 tonnes per day.

Installation of mechanical, piping, electrical and instrumentation in processing facilities has been fully completed, with start-up of the process plant successfully achieved on September 14, 2017. All construction related activity in the process plant is complete.

Overall earthworks are over 98% complete and are tracking in line with New Gold’s plan. The start-up cell of the tailings management area has been fully completed. Based on its location and scale, the start-up cell provides capacity for approximately six months of production tailings with the mill operating at full capacity.

37

Permitting activities

The amendment to Schedule 2 of the Metal Mining Effluent Regulations required to close two small creeks and deposit tailings became effective on September 27, 2017. In addition, New Gold has finalized the engineering design to construct the creek closures using sheet pile at the centre of the portion of the dam which will cover the creeks. The purpose of this approach is both to reduce the construction time and, most importantly, to be able to complete the work regardless of weather conditions. New Gold met with the Ontario Ministry of Natural Resources and Forestry to review the design and the permit amendment and support of the design was received in the third quarter of 2017.

Exploration

During the third quarter of 2017, results of drilling completed earlier this year were incorporated into updated mineral resource and reserve estimates and the life-of-mine operational plan. Additionally, an airborne reconnaissance geophysical survey was conducted over portions of the Company’s regional mineral tenements to evaluate less explored areas that may be considered prospective for more detailed follow up in the future.

Environmental and community activities

New Gold has entered into Participation Agreements or Impact Benefit Agreements with the Naicatchewenin and Rainy River First Nations, Big Grassy First Nation, Naotkamegwanning First Nation, four of the communities of the Fort Frances Chiefs Secretariat and the Métís Nation of Ontario. The Participation Agreements and Impact Benefit Agreements provide for how the First Nation and Métis communities will benefit from the development of Rainy River and throughout the life of the mine. New Gold continues to meet with other local Indigenous communities as well. New Gold also sends out regular newsletters on Rainy River to all communities in the Rainy River District and parts of the Kenora District. Other engagement activities include community visits, public site tour, communication and tours with neighbours that are close to the project area and regular communication with the local municipality. New Gold continues to engage local communities in key areas of employment, contracting and procurement whenever possible.

Project costs and outlook

Project spending at Rainy River during the three and nine months ended September 30, 2017 totalled $129.5 million and $415.3 million with estimated remaining development capital of approximately $100 million, which includes project working capital to be paid post commercial production.

AT-A-GLANCE

AS AT DECEMBER 31, 2016

PROVEN AND PROBABLE RESERVES

GOLD: 8.2 MILLION OUNCES

SILVER: 60.8 MILLION OUNCES

MEASURED AND INDICATED RESOURCES

(Exclusive of Reserves)

Gold: 1.3 MILLION OUNCES

SILVER: 8.2 MILLION OUNCES

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Exploration

During the third quarter of 2017, a reconnaissance mapping and sampling survey was conducted over the 445 km2 of mineral claims recently acquired from Parlane Resource Corp. and RJK Explorations Ltd. Results of this survey will be used to support possible plans for follow up exploration during 2018. Exploration activity at Blackwater remained otherwise suspended while the Company maintained its focus on development and commercial start-up at Rainy River.

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Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during the third quarter of 2017:

•	The Provincial and Federal environmental assessment technical review stage continued, with approvals anticipated in early 2018.

•	Continued key engineering studies for advancement of post-environmental assessment approval permits.

•	Continued discussions with key First Nations on Participation Agreements.

•	Continued project optimization studies.

Project costs and outlook

For the three months ended September 30, 2017, capital expenditures totalled $4.6 million, compared with $2.7 million in the prior-year quarter. Expenditures in the current period related to the acquisition of mineral claims, continued advancement of the environmental assessment process including work to resolve remaining regulatory and First Nations comments and related environmental and engineering studies, as well as discussions with First Nations on Participation Agreements.

Blackwater’s 2017 non-sustaining capital expenditures related to the continued advancement of the Environmental Assessment process are expected to be approximately $10 million, which is in addition to mineral claims acquired during the year of $2.8 million.

AT-A-GLANCE AS AT DECEMBER 31, 2016 MEASURED AND INDICATED RESOURCES (Included in New Afton Measured and Indicated Resources) Gold: 483,000 OUnces copper: 385 million pounds

New Afton C-zone, British Columbia, Canada

The C-zone is the down plunge extension of the B-zone block cave currently being mined at New Afton. In 2016, New Gold completed a feasibility study which confirmed the viability and positive economics for the C-zone deposit. The feasibility study relates to the C-zone Mineral Reserves which have demonstrated economic viability at the New Afton property and is not part of, and should be distinguished from, the current mining of the B-zone reserves. Work completed in 2016 included additional exploration drilling, mine optimizations and planning reviews, and development of a Project Implementation Plan. The detailed results from the feasibility study can be found in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2015.

Project update and costs

During the third quarter of 2017, work on the C-zone focused on tailings management optimization studies. The permit application to commence decline development was submitted to the Stk’emlupemc te Secwepemc Nation in the third quarter of 2017 for advance review as required under the Participation Agreement. Mining studies to advance design of the conveyor system were initiated during the third quarter of 2017 as well as studies to evaluate sub-level caving as a mining method for the deposit. Work on an updated block model based on 2017 drilling results was completed in the third quarter of 2017 and the model is currently being evaluated. For the three and nine months ended September 30, 2017, project capital expenditures totalled $0.5 million and $2.6 million respectively.

Exploration activities

During the third quarter of 2017, results of a final campaign of infill drilling on the planned C-zone block cave were incorporated into updated mineral resource and reserve estimates and life-of-mine operational plan. Additionally a surface drilling campaign to test several satellite targets within the greater mine lease area was completed during the quarter, the results of which will be used to support plans for possible follow up work in the future.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at September 30		As at December 31
(in millions of U.S. dollars)	2017	2016
balance sheet information
Cash and cash equivalents	207.1	185.9
Other current assets	198.7	224.1
Non-current assets	3,769.7	3,523.0
Assets held for sale	145.7	-
Total assets	4,321.2	3,933.0

Current liabilities	177.9	175.4
Non-current liabilities excluding long-term debt	763.7	794.9
Long-term debt	977.0	889.5
Liabilities held for sale	69.1	-
Total liabilities	1,987.7	1,859.8
Total equity	2,333.5	2,073.2
Total liabilities and equity	4,321.2	3,933.0

Assets

The increase in total assets is primarily attributable to growth capital expenditures at Rainy River.

Cash and cash equivalents

The increase in cash and cash equivalents was primarily driven by the Company’s bought deal financing of common shares resulting in net proceeds of $165.7 million, the sale of the El Morro stream for $65.0 million, drawdown of $100.0 million from the Company’s revolving credit facility in August 2017 and the Company’s operating cash flows generated during the current period. This was partially offset by growth capital expenditures at Rainy River, as $416.0 million was spent during the nine months ended September 30, 2017, other capital expenditure and financing payments. Please see the “Corporate Developments” section of this MD&A for further information on the Company’s bought deal financing of common shares and the sale of the El Morro stream.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories and prepaid expenses. The decrease in other current assets is primarily attributable to a decrease in trade and other receivables.

Non-current assets

Non-current assets primarily consist of mining interests which include the Company’s mining properties, development projects and property, plant and equipment. The increase in non-current assets is primarily attributable to the Company’s investments in its mining interests less depreciation and depletion. For the nine months ended September 30, 2017, the Company spent $490.1 million, primarily focused on continued project advancement at Rainy River, and sustaining capital expenditures at the Company’s operating sites.

Liabilities

Current liabilities

As at September 30, 2017, current liabilities increased compared to the prior year as a portion of the gold stream obligation became current. Current liabilities primarily consist of trade and other payables.

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Non-current liabilities excluding long-term debt

Non-current liabilities consist primarily of reclamation and closure cost obligations, the gold stream obligation, long-term debt and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for New Afton, Mesquite, Peak Mines, Cerro San Pedro, Blackwater, and Rainy River. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring and other costs.

The long-term discounted portion of the liability as at September 30, 2017 was $121.3 million compared to $81.0 million as at December 31, 2016. For the nine months ended September 30, 2017, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was an increase to the long-term discounted value of the liability primarily related to New Afton, Rainy River and Mesquite. New Afton’s increase was a result of an acquisition of a historical tailings facility adjacent to the site, and a decrease in the discount rate. Key drivers of the Rainy River liability increase include advancement of the processing plant site area, construction of tailings management area, placement of mine rock and other additional obligations related to significant project advancement achieved during the period as the project continued to advance to commercial production. The Company intends to spend $0.6 million in the next year on reclamation activities, and the remainder in future periods.

The net deferred income tax liability decreased from $230.3 million at December 31, 2016 to $151.8 million at September 30, 2017. The decrease is mainly driven by the impact of discontinued operations and foreign exchange movements on the deferred tax related to non-monetary assets and liabilities. For the nine months ended September 30, 2017, the Company recorded a foreign exchange gain of $52.8 million on non-monetary assets and liabilities. This was primarily due to the deferred tax liabilities being denominated in currencies other than the U.S. dollar and has no tax impact.

Long-term debt and other financial liabilities containing financial covenants

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt as at September 30, 2017 includes senior unsecured notes and the amounts drawn on the Company’s revolving credit facility.

In 2015 the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”). The Company has designated the gold stream obligation as a financial liability under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at the end of each reporting period, with the changes in fair value reflected in the consolidated income statements and the consolidated statements of comprehensive income. The gold stream obligation contains a maximum leverage ratio covenant (net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments “Adjusted EBITDA”) of 3.5 : 1.0, with the exception that the net leverage covenant limit may increase to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0. However, in order to provide additional flexibility, Royal Gold has agreed to adjust this leverage ratio to match the revised maximum leverage ratio under the revolving credit facility for the quarters ending March 31, 2018.

On November 15, 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at September 30, 2017 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

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On May 18, 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) for net cash proceeds of $295.1 million after a banker’s fee and other transaction costs. The proceeds were used to redeem and purchase for cancellation the $300.0 million principal amount of the previously outstanding senior unsecured notes (“2020 Unsecured Notes”) for which the Company was required to pay a redemption premium of $5.3 million. As a result, total costs paid relating to this refinancing were $10.2 million. Additionally, the Company was required to pay $2.8 million of accrued interest on the 2020 Unsecured Notes on redemption and cancellation.

The 2025 Unsecured Notes bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual installments on May 15 and November 15 of each year. As at September 30, 2017 the face value was $300.0 million

The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest taxes depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0 : 1.0. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions.

In June 2017, the Company amended its $400.0 million revolving credit facility (the “Credit Facility”) to extend the maturity date of the agreement by one year to August 2020.

Net debt is used to calculate leverage for the purpose of covenant tests and pricing levels. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains two covenant tests, the minimum interest coverage ratio, earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest and the maximum leverage ratio (net debt to Adjusted EBITDA), both of which are measured on a rolling four-quarter basis at the end of every quarter.

In June 2017, the Company amended the Credit Facility’s Net Debt to Adjusted EBITDA ("Leverage Ratio") covenant, to increase the maximum Leverage Ratio to 4.0 to 1.0 from January 1, 2018 to March 31, 2018 (previously 3.5 to 1.0). Following that period, the maximum leverage ratio will be 3.5 to 1.0. The maximum Leverage Ratio from October 1, 2017 to December 31, 2017 will be 4.0 to 1.0.

Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
	Financial covenant	2017	2016
Financial covenants
Minimum interest coverage ratio (EBITDA to interest)	>3.0 : 1	4.9 : 1	5.7 : 1
Maximum leverage ratio (net debt to EBITDA)	<4.5 : 1	3.0 : 1	2.6 : 1

The interest margin on drawings under the Credit Facility ranges from 1.00% to 3.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s net debt to adjusted EBITDA ratio and the currency and type of credit selected by the Company. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 3.25% over LIBOR as at September 30, 2017 (December 31, 2016 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.45% to 0.73%, depending on the Company’s net debt to adjusted EBITDA ratio. Based on the Company’s net debt to adjusted EBITDA ratio, the rate is 0.73% as at September 30, 2017 (December 31, 2016 – 0.73%).

As at September 30, 2017, the Company had drawn $200 million under the Credit Facility and the Credit Facility has been used to issue letters of credit of $127.3 million as at September 30, 2017 (December 31, 2016 - $122.1 million). Letters of credit relate to reclamation bonds, worker’s compensation security and other financial assurances required with various government agencies.

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Liquidity and Cash Flow

As at September 30, 2017, the Company had cash and cash equivalents of $207.1 million compared to $185.9 million at December 31, 2016. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. Surplus corporate funds are only invested with approved government or bank counterparties.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the unaudited condensed consolidated interim statements of cash flows, are summarized in the following table for the three months ended September 30 2017:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
cash flow information
Cash generated from operations	66.0	89.6	223.4	230.5
Cash used by investing activities (capital expenditures and other)	(158.0)	(157.5)	(490.0)	(403.8)
Cash generated from investing activities (sale of El Morro stream)	-	-	65.0	-
Cash generated from (used by) financing activities	97.5	0.5	219.8	(20.1)
Effect of exchange rate changes on cash and cash equivalents	2.8	(0.9)	3.0	9.1
Change in cash and cash equivalents	8.3	(68.3)	21.2	(184.3)

Operations

For the nine months ended September 30, 2017, the decrease in cash generated from operations was primarily due to income taxes paid and the decrease in total operating margin. Offsetting this was the collection in January 2017 of a concentrate receivable at New Afton that was outstanding at December 31 2016, which benefitted working capital.

Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was $490.1 million in the nine months ended September 30, 2017 compared to $402.2 million in the prior-year period. In both the current and prior-year periods, investing activities primarily focused on continued project advancement at Rainy River. In addition to growth capital spending at Rainy River the Company received $65.0 million of net proceeds from the sale of the El Morro stream during the first quarter of 2017.

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The following table summarizes the capital expenditures (mining interests per the unaudited condensed consolidated interim statements of cash flows) for the three months ended September 30, 2017 and 2016:

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
CAPital EXpenditures by site
New Afton	12.0	9.4	33.6	30.5
Mesquite	4.0	10.4	8.9	33.7
Cerro San Pedro	-	0.1	0.7	0.8
Rainy River	129.6	130.7	416.0	320.5
Blackwater	4.9	2.7	8.9	7.0
Corporate	0.1	0.2	0.4	1.7
Capital Expenditures from continuing operations	150.6	153.5	468.5	394.2
Peak Mines	7.7	3.1	21.6	8.0
Total Capital Expenditures	158.3	156.6	490.1	402.2

Financing Activities

Cash generated from financing activities was primarily related to the bought deal financing of common shares in March 2017 for net proceeds of $165.7 million, partially offset by interest paid. Please refer to the “Corporate Developments” section of this MD&A for further information on the bought deal financing transaction.

The Company’s September 30, 2017 cash balance of $207.1 million, together with the $72.7 million available for drawdown under the Credit Facility at September 30, 2017 provide the Company with $279.8 million of liquidity, in addition to the net cash the Company’s operating mines are expected to generate.

A decrease in gold or copper prices or depreciation of the U.S. dollar relative to the Canadian dollar, or, to a lesser extent, the Australian dollar or Mexican peso, could negatively impact the Company’s liquidity.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in particular during the Rainy River construction period, New Gold entered into gold price option contracts covering 120,000 ounces of New Gold’s second half of 2017 production. Specifically, New Gold purchased put options at a strike price of $1,250 per ounce and sold call options at a strike price of $1,400 per ounce for 120,000 ounces of gold production between July 2017 and December 2017. As at September 30, 2017 gold price option contracts covering 60,000 ounces remained outstanding.

In February 2017, the Company entered into copper swap contracts for 7.3 million pounds of copper per month from July 2017 through December 2017 at a fixed price of $2.73 per pound. As at September 30, 2017 copper forward contracts covering 21.9 million pounds remained outstanding.

The Company has outstanding notes in the principal amount of $500 million maturing in 2022 and $300 million maturing in 2025. The Company also has $200 million outstanding under the credit facility, excluding letters of credit. Assuming the continuation of prevailing commodity prices and exchange rates, operations performing in accordance with mine plans, the Company will be able to repay indebtedness from internally generated cash flow during the projected life of the operating mines.

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Taking into consideration the Company’s current cash position, volatile equity markets and foreign exchange rates, global uncertainty in the capital markets and increasing cost pressures, the Company regularly reviews expenditures and assesses business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations.

In addition, the Company has initiated a process to divest the Peak Mines, located in New South Wales, Australia. The sale of Peak Mines will further enable the Company to focus on its America’s centric portfolio of operating mining and development projects while offering a prospective buyer an opportunity to fully leverage Peak’s strong track record of performance, and unlock its longer term potential.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2017, these commitments totalled $53.5 million, $44.5 million of which are expected to fall due over the next 12 months. This compares to commitments of $130.2 million as at December 31, 2016, $103.2 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

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Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

					As at September 30	As at December 31
	< 1 year	1-3 Years	4-5 Years	After 5 Years	2017 Total	2016 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	200.0	-	800.0	1,000.0	900.0
Interest payable on long-term debt	31.2	100.8	100.8	82.6	315.4	252.5
Operating lease commitments	2.6	1.5	1.5	3.4	9.0	2.6
Capital expenditure commitments	44.5	8.8	0.2	-	53.5	130.2
Reclamation and closure cost obligations	0.8	10.2	18.1	151.7	180.8	105.9
Gold stream obligation	21.4	50.4	43.8	163.8	279.4	277.7
Total contractual obligations	100.5	371.7	164.4	1,201.5	1,838.1	1,668.9

1.	The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior unsecured notes issued on April 5, 2012 and November 15, 2012. Refer to the section “Financial Condition Review – Balance Sheet Review – Long-term debt” for further details.

Related Party Transactions

The Company did not enter into any related party transactions during the nine months ended September 30, 2017.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at October 25, 2017, there were 577,805,681 common shares of the Company outstanding. The Company had 11,889,619 stock options outstanding under its share option plan, exercisable for up to 11,889,619 common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for Peak Mines and New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

As the Company has classified the Peak Mines as a discontinued operation during the third quarter of 2017, total cash costs per gold ounce have been disclosed on a continuing and total basis.

All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, including New Gold, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

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All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining. Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The table “Sustaining Capital Expenditure Reconciliation” reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers and acquisitions, and any items that are deducted for the purposes of adjusted earnings.

By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs. Refer to the discussion above regarding total cash costs per gold ounce for the discussion of deduction of by-product revenue.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	40.3	28.3	1.7	70.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	67,052	21.8	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	601	1.30	7.73
Operating expenses(1)	40.3	28.3	1.7	70.3
Treatment and refining charges on concentrate sales	2.4	5.4	0.1	7.9
Adjustments(2)	(0.2)	(0.1)	-	(0.3)
Total cash costs from continuing operations	42.5	33.6	1.8	77.9
By-product silver and copper sales from continuing operations				(64.3)
Total cash costs net of by-product revenue from continuing operations				13.7
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	67,052	21.8	0.2
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	634	1.54	8.19
Total cash costs per gold ounce sold from continuing operations ($/ounce)				204
Total cash costs on a co-product basis(4)	56.9	42.6	2.4
Total cash costs net of by-product revenue(4)				27.1
Units of metal sold (ounces/millions of pounds/millions of ounces)(6)	79,904	24.5	0.3
Total cash costs on a co-product basis(3) ($/ounce or pound) (4)	712	1.74	9.46
Total cash costs per gold ounce sold ($/ounce) (4)				339
Total co-product cash costs from continuing operations(6)	42.5	33.7	1.8
Total cash costs net of by-product revenue from continuing operations(6)				13.7
Sustaining capital expenditures(4)	8.9	6.3	0.4	15.6
Sustaining exploration - expensed	0.6	0.4	-	1.0
Corporate G&A including share-based compensation(5)	4.8	3.4	0.2	8.4
Reclamation expenses	1.3	0.9	0.1	2.2
Total co-product all-in sustaining costs from continuing operations(6)	58.1	44.7	2.5
Total all-in sustaining costs net of by-product revenue from continuing operations(6)				40.9
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	866	2.05	11.18
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				610
Total co-product all-in sustaining costs (4)	78.1	56.7	3.3
Total all-in sustaining costs net of by-product revenue (4)				63.3
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	977	2.31	12.88
All-in sustaining costs per gold ounce sold ($/ounce) (4)				792
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Peak, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017. Please refer to Peak’s Opex, Cash Cost and AISC Reconciliation tables for a more detailed reconciliation of the total cash costs and all-in sustaining costs from discontinued operations.

49

Nine months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	121.0	77.8	5.2	204.0
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	200,672	62.5	0.7
Operating expenses per unit of metal sold ($/ounce or pound)	603	1.24	8.05
Operating expenses(1)	121.0	77.8	5.2	204.0
Treatment and refining charges on concentrate sales	7.1	14.9	0.3	22.3
Adjustments(2)	(0.5)	(0.4)	-	(0.9)
Total cash costs from continuing operations	127.6	92.3	5.5	225.4
By-product silver and copper sales from continuing operations				(176.3)
Total cash costs net of by-product revenue from continuing operations				49.1
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	200,672	62.5	0.7
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	635	1.48	8.49
Total cash costs per gold ounce sold from continuing operations ($/ounce)				245
Total cash costs on a co-product basis(4)	177.9	111.7	7.0
Total cash costs net of by-product revenue(4)				88.6
Units of metal sold (ounces/millions of pounds/millions of ounces)(6)	266,443	71.7	0.8
Total cash costs on a co-product basis(3) ($/ounce or pound) (4)	668	1.56	9.08
Total cash costs per gold ounce sold ($/ounce) (4)				332
Total co-product cash costs from continuing operations(6)	127.5	92.3	5.6
Total cash costs net of by-product revenue from continuing operations(6)				49.2
Sustaining capital expenditures(4)(7)	24.0	15.5	1.1	40.7
Sustaining exploration - expensed	1.0	0.6	-	1.6
Corporate G&A including share-based compensation(5)	15.0	9.7	0.7	25.3
Reclamation expenses	3.8	2.5	0.2	6.5
Total co-product all-in sustaining costs from continuing operations(6)	171.3	120.6	7.6
Total all-in sustaining costs net of by-product revenue from continuing operations(6)				123.3
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	855	1.93	11.42
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				614
Total co-product all-in sustaining costs (4)	240.4	146.4	9.4
Total all-in sustaining costs net of by-product revenue (4)				188.2
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	902	2.04	12.19
All-in sustaining costs per gold ounce sold ($/ounce) (4)				706
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Peak, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017. Please refer to Peak’s Opex, Cash Cost and AISC Reconciliation tables for a more detailed reconciliation of the total cash costs and all-in sustaining costs from discontinued operations.
7.	For the nine months ended September 30, 2017, sustaining capital expenditures are net of $0.3M in proceeds from disposal of assets.

50

Three months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	32.9	18.5	2.3	53.7
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	56,038	19.2	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	586	0.96	8.96
Operating expenses(1)	32.9	18.5	2.3	53.7
Treatment and refining charges on concentrate sales	2.4	3.4	0.1	5.9
Total cash costs from continuing operations	35.2	21.9	2.4	59.6
By-product silver and copper sales from continuing operations				(46.9)
Total cash costs net of by-product revenue from continuing operations				12.6
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	56,038	19.2	0.3
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	628	1.14	9.43
Total cash costs per gold ounce sold from continuing operations ($/ounce)				226
Total cash costs on a co-product basis(4)	61.6	27.6	2.9
Total cash costs net of by-product revenue(4)				33.9
Units of metal sold (ounces/millions of pounds/millions of ounces)(6)	96,452	24.2	0.3
Total cash costs on a co-product basis(3) ($/ounce or pound) (4)	640	1.14	9.60
Total cash costs per gold ounce sold ($/ounce) (4)				350
Total co-product cash costs from continuing operations(6)	35.2	22.0	2.4
Total cash costs net of by-product revenue from continuing operations(6)				12.6
Sustaining capital expenditures(4)	11.4	6.4	0.8	18.6
Sustaining exploration - expensed	0.9	0.5	0.1	1.4
Corporate G&A including share-based compensation(5)	4.2	2.4	0.3	6.8
Reclamation expenses	0.4	0.2	-	0.7
Total co-product all-in sustaining costs from continuing operations(6)	52.1	31.5	3.6
Total all-in sustaining costs net of by-product revenue from continuing operations(6)				40.2
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	930	1.64	14.05
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				718
Total co-product all-in sustaining costs (4)	83.6	36.6	3.9
Total all-in sustaining costs net of by-product revenue (4)				66.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	868	1.52	13.06
All-in sustaining costs per gold ounce sold ($/ounce) (4)				682
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Peak, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017. Please refer to Peak’s Opex, Cash Cost and AISC Reconciliation tables for a more detailed reconciliation of the total cash costs and all-in sustaining costs from discontinued operations.
7.	For the three months ended September 30, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets.

51

Nine months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	112.7	61.8	6.8	181.2
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	198,956	63.8	0.9
Operating expenses per unit of metal sold ($/ounce or pound)	566	0.97	7.73
Operating expenses(1)	112.7	61.8	6.8	181.2
Treatment and refining charges on concentrate sales	8.1	12.1	0.3	20.5
Adjustments(2)	(0.1)	(0.1)	-	(0.2)
Total cash costs from continuing operations	120.7	73.8	7.1	201.6
By-product silver and copper sales from continuing operations				(152.3)
Total cash costs net of by-product revenue from continuing operations				49.2
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	198,956	63.8	0.9
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	606	1.16	8.09
Total cash costs per gold ounce sold from continuing operations ($/ounce)				248
Total cash costs on a co-product basis(4)	179.2	88.3	8.2
Total cash costs net of by-product revenue(4)				98.3
Units of metal sold (ounces/millions of pounds/millions of ounces)(6)	284,303	74.6	1.0
Total cash costs on a co-product basis(3) ($/ounce or pound) (4)	630	1.18	8.43
Total cash costs per gold ounce sold ($/ounce) (4)				346
Total co-product cash costs from continuing operations(6)	120.7	73.8	7.1
Total cash costs net of by-product revenue from continuing operations(6)				49.2
Sustaining capital expenditures(4)(7)	39.3	21.6	2.4	63.2
Sustaining exploration - expensed	1.5	0.8	0.1	2.5
Corporate G&A including share-based compensation(5)	14.9	8.2	0.9	23.9
Reclamation expenses	1.4	0.8	0.1	2.3
Total co-product all-in sustaining costs from continuing operations(6)	177.8	105.2	10.6
Total all-in sustaining costs net of by-product revenue from continuing operations(6)				141.2
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	894	1.65	12.01
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				710
Total co-product all-in sustaining costs (4)	250.1	119.8	11.5
Total all-in sustaining costs net of by-product revenue (4)				204.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	879	1.61	11.82
All-in sustaining costs per gold ounce sold ($/ounce) (4)				718
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs, the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Peak, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017. Please refer to Peak’s Opex, Cash Cost and AISC Reconciliation tables for a more detailed reconciliation of the total cash costs and all-in sustaining costs from discontinued operations.
7.	For the nine months ended September 30, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets.

52

Three months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	8.4	19.1	0.5	28.0
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,646	21.8	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	407	0.88	5.09
Operating expenses	8.4	19.1	0.5	28.0
Treatment and refining charges on concentrate sales	2.4	5.4	0.1	7.9
Total cash costs	10.8	24.5	0.6	35.9
By-product silver and copper sales				(61.9)
Total cash costs net of by-product revenue				(26.0)
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,646	21.8	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	524	1.13	6.54
Total cash costs per gold ounce sold ($/ounce)				(1,258)
Total co-product cash costs	10.8	24.5	0.6
Total cash costs net of by-product revenue				(26.0)
Sustaining capital expenditures(3)	3.5	7.8	0.2	11.5
Sustaining exploration expense	0.1	0.6	-	0.7
Reclamation expenses	0.1	0.3	-	0.4
Total co-product all-in sustaining costs	14.5	33.3	0.8
Total all-in sustaining costs net of by-product revenue				(13.3)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	709	1.53	8.86
All-in sustaining costs per gold ounce sold ($/ounce)				(643)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

53

Nine months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	26.2	55.0	1.2	82.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	60,935	62.5	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	430	0.88	5.69
Operating expenses	26.2	55.0	1.2	82.4
Treatment and refining charges on concentrate sales	7.1	14.8	0.3	22.2
Total cash costs	33.3	69.8	0.9	104.6
By-product silver and copper sales				(168.5)
Total cash costs net of by-product revenue				(63.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	60,935	62.5	0.2
Total cash costs on a co-product basis(2) ($/ounce or pound)	546	1.12	7.23
Total cash costs per gold ounce sold ($/ounce)				(1048)
Total co-product cash costs	33.3	69.8	1.5	104.6
Total cash costs net of by-product revenue				(63.9)
Sustaining capital expenditures(3)(4)	9.8	20.5	0.4	30.7
Sustaining exploration expense	0.3	0.8	-	1.2
Reclamation expenses	0.4	0.8	-	1.2
Total co-product all-in sustaining costs	43.9	91.9	1.9
Total all-in sustaining costs net of by-product revenue				(30.8)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	718	1.47	9.52
All-in sustaining costs per gold ounce sold ($/ounce)				(505)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	For the nine months ended September 30, 2017, sustaining capital expenditures are net of $0.3M in proceeds from disposal of assets.

54

Three months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	9.4	13.9	0.5	23.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	21,247	19.2	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	441	0.72	7.63
Operating expenses	9.4	13.9	0.5	23.8
Treatment and refining charges on concentrate sales	2.4	3.5	0.1	6.0
Total cash costs	11.8	17.4	0.6	29.8
By-product silver and copper sales				(43.2)
Total cash costs net of by-product revenue				(13.4)
Units of metal sold (ounces/millions of pounds/millions of ounces)	21,247	19.2	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	552	0.91	9.55
Total cash costs per gold ounce sold ($/ounce)				(633)
Total co-product cash costs	11.8	17.4	0.6
Total cash costs net of by-product revenue				(13.4)
Sustaining capital expenditures(3)(4)	3.1	4.6	0.2	7.9
Sustaining exploration - expensed	0.3	0.4	-	0.8
Reclamation expenses	0.1	0.2	-	0.3
Total co-product all-in sustaining costs	15.3	22.6	0.8
Total all-in sustaining costs net of by-product revenue				(4.4)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	719	1.18	12.43
All-in sustaining costs per gold ounce sold ($/ounce)				(211)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	For the three months ended September 30, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets.

55

Nine months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	30.2	45.1	1.2	76.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	72,680	63.8	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	415	0.71	6.15
Operating expenses	30.2	45.1	1.2	76.5
Treatment and refining charges on concentrate sales	8.1	12.1	0.3	20.5
Total cash costs	38.3	57.2	1.5	97.0
By-product silver and copper sales				(140.9)
Total cash costs net of by-product revenue				(43.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	72,680	63.8	0.2
Total cash costs on a co-product basis(2) ($/ounce or pound)	526	0.90	7.80
Total cash costs per gold ounce sold ($/ounce)				(605)
Total co-product cash costs	38.3	57.2	1.5
Total cash costs net of by-product revenue				(43.9)
Sustaining capital expenditures(3)(4)	10.7	16.0	0.3	27.0
Sustaining exploration - expensed	0.5	0.8	-	1.3
Reclamation expenses	0.3	0.5	-	0.8
Total co-product all-in sustaining costs	49.8	74.5	1.8
Total all-in sustaining costs net of by-product revenue				(14.7)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	685	1.17	10.16
All-in sustaining costs per gold ounce sold ($/ounce)				(202)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
3.	See “New Afton Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
4.	For the nine months ended September 30, 2016, sustaining capital expenditures are net of $0.7M in proceeds from disposal of assets.

56

Three months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses	28.9	12.1
Gold ounces sold	38,573	19,434
Operating expenses per gold ounce sold	750	624
Operating expenses	28.9	12.1
Adjustments(1)	-	0.2
Total cash costs	28.9	12.3
Gold ounces sold	38,573	19,434
Total cash costs per gold ounce sold ($/ounce)	750	633
Total cash costs	28.9	12.3
Sustaining capital expenditures(2)	4.0	10.4
Sustaining exploration - expensed	-	0.4
Reclamation expenses	0.5	0.3
Total all-in sustaining costs	33.4	23.4
All-in sustaining costs per gold ounce sold ($/ounce)	866	1,202

1.	Adjustments include the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.
2.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses	81.8	46.2
Gold ounces sold	114,188	75,477
Operating expenses per gold ounce sold	717	612
Operating expenses	81.8	46.2
Adjustments(1)	-	0.7
Total cash costs	81.8	46.9
Gold ounces sold	114,188	75,477
Total cash costs per gold ounce sold ($/ounce)	717	622
Total cash costs	81.8	46.9
Sustaining capital expenditures(2)	8.9	33.7
Sustaining exploration - expensed	-	0.4
Reclamation expenses	1.6	1.0
Total all-in sustaining costs	92.3	82.0
All-in sustaining costs per gold ounce sold ($/ounce)	809	1,085

1.	Adjustments include the amortization of Mesquite’s Purchase Price Allocation (“PPA”) associated with royalties.
2.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

57

Three months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation(5)
Operating expenses from discontinued operation (1)	15.1	7.1	0.6	22.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	12,852	2.7	-
Operating expenses per unit of metal sold ($/ounce or pound)	1,171	2.64	15.37
Operating expenses	15.1	7.1	0.6	22.8
Treatment and refining charges on concentrate sales	0.2	1.0	0.1	1.3
Adjustments	(0.1)	(0.1)	-	(0.2)
Total cash costs	15.2	8.0	0.7	23.9
By-product silver and copper sales				(10.5)
Total cash costs net of by-product revenue				13.4
Units of metal sold (ounces/millions of pounds/millions of ounces)	12,852	2.7	-
Total cash costs on a co-product basis(3) ($/ounce or pound)	1,182	2.99	17.19
Total cash costs per gold ounce sold ($/ounce)				1,043
Total co-product cash costs	15.2	8.0	0.7
Total cash costs net of by-product revenue				13.4
Sustaining capital expenditures(4)	4.7	2.2	0.2	7.1
Sustaining exploration - expensed	1.2	0.5	-	1.7
Reclamation expenses	0.1	0.1	-	0.2
Total co-product all-in sustaining costs	21.2	10.8	0.9
Total all-in sustaining costs net of by-product revenue				22.4
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	1,642	4.03	23.22
All-in sustaining costs per gold ounce sold ($/ounce)				1,739
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	During the third quarter of 2017, Peak Mines has been classified as a discontinued operation.

58

Nine months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation(5)
Operating expenses from discontinued operation (1)	50.6	14.9	1.2	66.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	65,771	9.1	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	770	1.62	9.94
Operating expenses	50.6	14.9	1.2	66.7
Treatment and refining charges on concentrate sales	1.4	2.6	0.2	4.3
Adjustments(2)	0.2	0.1	-	0.2
Total cash costs	52.2	17.6	1.4	71.2
By-product silver and copper sales				(31.7)
Total cash costs net of by-product revenue				39.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	65,771	9.1	0.1
Total cash costs on a co-product basis(3) ($/ounce or pound)	794	1.92	11.56
Total cash costs per gold ounce sold ($/ounce)				600
Total co-product cash costs	52.2	17.6	1.4
Total cash costs net of by-product revenue				39.5
Sustaining capital expenditures(4)	15.3	4.4	0.3	20.0
Sustaining exploration - expensed	3.7	1.1	0.1	4.9
Reclamation expenses	0.5	0.2	-	0.7
Total co-product all-in sustaining costs	71.7	23.3	1.8
Total all-in sustaining costs net of by-product revenue				65.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	1,089	2.54	15.36
All-in sustaining costs per gold ounce sold ($/ounce)				988
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	During the third quarter of 2017, Peak Mines has been classified as a discontinued operation.

59

Three months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation(5)
Operating expenses from discontinued operation (1)	25.3	5.1	0.4	30.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	40,414	5.0	-
Operating expenses per unit of metal sold ($/ounce or pound)	627.0	1.00	9.30
Operating expenses	25.3	5.1	0.4	30.8
Treatment and refining charges on concentrate sales	1.2	0.3	-	1.5
Total cash costs	26.5	5.4	0.4	32.3
By-product silver and copper sales	-			(11.5)
Total cash costs net of by-product revenue				20.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	40,414	5.0	-
Total cash costs on a co-product basis(3) ($/ounce or pound)	657	1.09	9.78
Total cash costs per gold ounce sold ($/ounce)				522
Total co-product cash costs	26.5	5.4	0.4
Total cash costs net of by-product revenue				20.8
Sustaining capital expenditures(4)	2.3	0.8	-	3.1
Sustaining exploration - expensed	0.8	0.1	0.1	1.0
Reclamation expenses	0.5	0.1	-	0.6
Total co-product all-in sustaining costs	30.1	6.4	0.5
Total all-in sustaining costs net of by-product revenue				25.5
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	753	1.24	11.10
All-in sustaining costs per gold ounce sold ($/ounce)				632
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	During the third quarter of 2017, Peak Mines has been classified as a discontinued operation.

60

Nine months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
peak mines OPEX, cash costs and AISC reconciliation(5)
Operating expenses from discontinued operation(1)	57.0	11.9	0.9	69.8
Units of metal sold (ounces/millions of pounds/millions of ounces)	85,347	10.7	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	668	1.11	9.27
Operating expenses	57.0	11.9	0.9	69.8
Treatment and refining charges on concentrate sales	2.6	0.2	-	2.8
Total cash costs	59.6	12.1	0.9	72.6
By-product silver and copper sales				(23.6)
Total cash costs net of by-product revenue				49.0
Units of metal sold (ounces/millions of pounds/millions of ounces)	85,347	10.7	0.1	85,347
Total cash costs on a co-product basis(3) ($/ounce or pound)	699	1.24	9.83
Total cash costs per gold ounce sold ($/ounce)				575
Total co-product cash costs	59.6	12.1	0.9
Total cash costs net of by-product revenue				49.0
Sustaining capital expenditures(4)	6.3	1.6	0.1	8.0
Sustaining exploration - expensed	3.8	0.8	0.2	4.8
Reclamation expenses	1.2	0.2	-	1.4
Total co-product all-in sustaining costs	70.9	14.7	1.2
Total all-in sustaining costs net of by-product revenue				63.1
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	830	1.46	11.66
All-in sustaining costs per gold ounce sold ($/ounce)				736
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-downs.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	During the third quarter of 2017, Peak Mines has been classified as a discontinued operation.

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Three months ended September 30, 2017				Three months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	11.0	2.6	13.6	15.0	2.8	17.8
Units of metal sold (ounces/millions of ounces)	7,833	0.1		15,357	0.2
Operating expenses per unit of metal sold ($/ounce)	1,388	18.10		974	14.26
Operating expenses(1)	11.0	2.6	13.6	15.0	2.8	17.8
Adjustments(2)	(0.3)	-	(0.4)	(0.2)	0.0	(0.2)
Total cash costs	10.7	2.5	13.2	15.8	2.8	17.6
By-product silver and copper sales			(2.4)			(3.7)
Total cash costs net of by-product revenue			10.8			13.9
Units of metal sold (ounces/millions of ounces)	7,833	0.1	7,833	15,357	0.2	15,357
Total cash costs on a co-product basis(3) ($/ounce)	1,354	17.65		964	14.11
Total cash costs per gold ounce sold ($/ounce)			1,370			897
Total co-product cash costs	10.7	2.5		14.8	2.8
Total cash costs net of by-product revenue			10.8			13.9
Sustaining capital expenditures(4)	-	-	-	0.1	-	0.1
Reclamation expenses	1.0	0.2	1.2	0.2	-	0.2
Total co-product all-in sustaining costs	11.8	2.7		15.1	2.8
Total all-in sustaining costs net of by-product revenue			12.1			14.2
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,484	19.35		976	14.29
All-in sustaining costs per gold ounce sold ($/ounce)			1,532			912

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

62

Nine months ended September 30, 2017				Nine months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	32.2	7.6	39.8	49.6	9.0	58.6
Units of metal sold (ounces/millions of ounces)	25,549	0.5		50,798	0.7
Operating expenses per unit of metal sold ($/ounce)	1,260	16.86		977	13.09
Operating expenses(1)	32.2	7.6	39.8	49.6	9.0	58.6
Adjustments(2)	(0.7)	(0.2)	(0.9)	(0.7)	(0.1)	(0.8)
Total cash costs	31.5	7.5	39.0	48.9	8.8	57.7
By-product silver and copper sales			(7.8)			(11.3)
Total cash costs net of by-product revenue			31.2			46.4
Units of metal sold (ounces/millions of ounces)	25,549	0.5		50,798	0.7
Total cash costs on a co-product basis(3) ($/ounce)	1,230	16.47		963	12.89
Total cash costs per gold ounce sold ($/ounce)			1219			911
Total co-product cash costs	31.5	7.5		48.9	8.8
Total cash costs net of by-product revenue			31.2			46.4
Sustaining capital expenditures(4)	0.6	0.1	0.7	0.7	0.1	0.8
Reclamation expenses	2.9	0.7	3.6	0.5	0.1	0.6
Total co-product all-in sustaining costs	35.0	8.3		50.1	9.0
Total all-in sustaining costs net of by-product revenue			35.6			47.8
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,367	18.31		984	13.18
All-in sustaining costs per gold ounce sold ($/ounce)			1,389			936

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Cerro San Pedro Sustaining Capital Expenditure Reconciliation” below to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.

63

Sustaining Capital Expenditures Reconciliation Tables

	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016
Total sustaining capital expenditureS
Mining interests per statement of cash flows	150.6	153.5
New Afton growth capital expenditure(1)	(0.4)	(0.8)
Rainy River growth capital expenditure	(129.5)	(130.7)
Blackwater growth capital expenditure	(4.8)	(2.7)
Sustaining capital expenditures from continuing operations	15.6	19.3
Sustaining capital from discontinued operations: Peak Mines	7.1	3.1
Total sustaining capital expenditures	22.7	22.4

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone. Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar.

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016
Total sustaining capital expenditureS
Mining interests per statement of cash flows	468.5	394.2
New Afton growth capital expenditure(1)	(2.5)	(2.8)
Rainy River growth capital expenditure	(416.0)	(320.5)
Blackwater growth capital expenditure	(8.8)	(7.0)
Sustaining capital expenditures from continuing operations	40.9	63.9
Sustaining capital from discontinued operations: Peak Mines	20.0	8.0
Total sustaining capital expenditures	60.9	71.9

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone. Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar.

	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	12.0	9.4
New Afton growth capital expenditure(1)	(0.5)	(0.8)
New Afton sustaining capital expenditures	11.5	8.6

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone.

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016
New Afton sustaining capital expenditureS
Capital expenditure per segmented information	33.6	30.5
New Afton growth capital expenditure(1)	(2.6)	(2.8)
New Afton sustaining capital expenditures	31.0	27.7

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to exploration for the C-zone.

64

	Three months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016
PEAK sustaining capital expenditureS
Capital expenditure per discounted operations note	7.7	3.1
Peak growth capital expenditure(1)	(0.6)	-
Peak sustaining capital expenditures	7.1	3.1

1.	Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar.

	Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016
PEAK sustaining capital expenditureS
Capital expenditure per discounted operations note	21.6	8.0
Peak growth capital expenditure(1)	(1.6)	-
Peak sustaining capital expenditures	20.0	8.0

1.	Growth capital expenditures at Peak Mines in the current period relate to capitalized exploration activities at Great Cobar.

Adjusted Net Earnings and Adjusted Net Earnings per Share

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;

•	Inventory write-downs;

•	Items included in “Other gains and losses” as per Note 3 of the Company’s unaudited condensed consolidated interim financial statements; and

•	Certain non-recurring items.

As the Company has classified the Peak Mines as a discontinued operation during the third quarter of 2017, adjusted earnings and adjusted earnings per share have been disclosed on a continuing and total basis. Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the audited consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold option contracts; foreign exchange gain or loss; and loss on disposal of assets. Other adjustments to net earnings also include inventory write downs, and a gain on the issuance and settlement of senior unsecured notes. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

65

As the Company has classified the Peak Mines as a discontinued operation during the third quarter of 2017, adjusted earnings have been disclosed on a continuing and total basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
adjusted earnings FROM CONTINUING OPERATIONS reconciliation
Earnings (loss) before taxes from continuing operations(2)	37.1	(7.6)	90.9	5.9
Other (gains) losses (1)	(23.8)	17.5	(64.2)	18.3
Gain on modification of long-term debt	(3.3)	-	(3.3)	-
Adjusted net earnings before taxes(2)	10.0	9.9	23.4	24.2
Income tax (expense) recovery(2)	(7.9)	8.4	(13.0)	9.0
Income tax adjustments	3.0	(8.3)	4.7	(15.1)
Adjusted income tax (expense) recovery(2)	(4.9)	0.1	(8.3)	(6.1)
Adjusted net earnings from continuing operations(2)	5.1	10.0	15.1	18.1
Adjusted earnings per share (basic and diluted)(2)	0.01	0.02	0.03	0.04
Adjusted effective tax rate(2)	49%	1%	35%	25%
1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of other gains and losses.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
adjusted net earnings reconciliation
Earnings (loss) before taxes from continuing operations(2)	37.1	(7.6)	90.9	5.9
Earnings (loss) before taxes from discontinued operations(2) (3)	(2.9)	5.1	13.5	2.2
Other (gains) losses (1)	(23.8)	17.5	(64.2)	18.3
Other (gains) losses from discontinued operations (1) (3)	0.7	(1.7)	1.6	(1.5)
Inventory write-down	0.3	-	(0.2)	-
Gain on modification of long-term debt	(3.3)	-	(3.3)	-
Adjusted net earnings before taxes(2)	8.1	13.3	38.3	24.9
Income tax (expense) recovery(2)	(7.1)	6.6	(16.7)	7.4
Income tax adjustments	2.8	(7.5)	4.8	(12.8)
Adjusted income tax (expense) recovery(2)	(4.3)	(0.9)	(11.9)	(5.4)
Adjusted net earnings (2)	3.8	12.4	26.4	19.5
Adjusted earnings per share (basic and diluted) (2)	0.01	0.02	0.05	0.04
Adjusted effective tax rate(2)	53%	7%	31%	22%
1.	Please refer to Note 3 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of other gains and losses.
2.	Prior-year period comparatives have been revised. Please refer to the “Key Quarterly Operating and Financial Information” section of this MD&A for further information.
3.	Please refer to Note 12 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of the earnings (loss) from Peak Mines, which has been classified as a discontinued operation in the third quarter of 2017.

66

Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital

“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
cash reconciliation
Operating cash flow generated from continuing operations	65.5	54.0	183.9	176.1
Add back (deduct): Change in non-cash operating working capital from continuing operations	(6.3)	7.5	(14.5)	4.8
Operating cash flows generated from continuing operations before changes in non-cash operating working capital	59.2	61.5	169.4	180.9
Operating cash flows generated from discontinued operations(1)	0.5	35.6	39.5	54.4
Add back (deduct): Change in non-cash operating working capital from discontinued operations(1)	0.9	(8.5)	(2.6)	(2.0)
Cash generated from operations before changes in non-cash operating working capital	60.6	88.6	206.3	233.3
1.	Please refer to Note 12 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of the cash flows from Peak Mines, which has been classified as a discontinued operation in the third quarter of 2017.

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
TOTAL OPERATING MARGIN
Revenue	142.5	115.2	410.9	382.1
Less: Operating expenses	(70.3)	(53.7)	(204.0)	(181.3)
Total operating margin	72.2	61.5	206.9	200.8

67

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
New Afton OPERATING MARGIN
Revenue	80.4	65.4	224.7	212.3
Less: Operating expenses	(28.0)	(23.8)	(82.4)	(76.5)
New Afton operating margin	52.4	41.6	142.3	135.8

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Mesquite OPERATING MARGIN
Revenue	49.5	25.8	145.7	95.0
Less: Operating expenses	(28.9)	(12.1)	(81.8)	(46.2)
Mesquite operating margin	20.6	13.7	63.9	48.8

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
CERRO San Pedro OPERATING MARGIN
Revenue	12.6	24.0	40.5	74.8
Less: Operating expenses	(13.4)	(17.8)	(39.8)	(58.6)
Cerro San Pedro operating margin	(0.8)	6.2	0.7	16.2

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars)	2017	2016	2017	2016
Peak Mines OPERATING MARGIN
Revenue(1)	26.0	63.5	112.8	131.4
Less: Operating expenses(1)	22.8	(30.8)	66.7	(69.8)
Peak Mines operating margin(1)	3.2	32.7	46.1	61.6
1.	Please refer to Note 12 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of the earnings (loss) from Peak Mines, which has been classified as a discontinued operation in the third quarter of 2017.

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

68

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Total AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	83.5	71.9	249.5	242.2
Treatment and refining charges on gold concentrate sales	8.0	6.0	22.3	20.5
Gross revenue from gold sales	91.5	77.0	271.8	262.7
Gold ounces sold	67,052	56,038	200,672	198,956
Total average realized price per gold ounce sold ($/ounce)	1,286	1,325	1,280	1,258

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	24.0	25.8	71.2	83.8
Treatment and refining charges on gold concentrate sales	8.0	6.0	22.3	20.5
Gross revenue from gold sales	32.0	31.8	93.5	104.3
Gold ounces sold	20,646	21,247	60,935	72,680
New Afton average realized price per gold ounce sold ($/ounce)	1,292	1,324	1,288	1,264

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Mesquite AVERAGE REALIZED PRICE
Revenue from gold sales	49.5	25.8	145.7	95.0
Gold ounces sold	38,573	19,434	114,188	75,477
Mesquite average realized price per gold ounce sold ($/ounce)	1,283	1,326	1,276	1,258

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Cerro San Pedro AVERAGE REALIZED PRICE
Revenue from gold sales	10.0	20.3	32.6	63.4
Gold ounces sold	7,833	15,357	25,549	50,798
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,285	1,325	1,278	1,249

Three months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017	2016	2017	2016
Peak Mines AVERAGE REALIZED PRICE
Revenue from gold sales(1)	15.8	52.6	82.0	107.8
Treatment and refining charges on gold concentrate sales	1.4	1.7	4.3	4.0
Gross revenue from gold sales	17.2	54.3	86.3	111.8
Gold ounces sold	12,852	40,414	65,771	85,347
Peak Mines average realized price per gold ounce sold ($/ounce)	1,310	1,332	1,298	1,296
1.	Please refer to Note 12 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of the earnings (loss) from Peak Mines, which has been classified as a discontinued operation in the third quarter of 2017.

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2016, both filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks during the three months ended September 30, 2017, except as noted below:

Metal price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver.

For the three months ended September 30, 2017, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,211 to $1,346 per ounce, and by copper prices in the range of $2.62 to $3.13 per pound. Low metal prices could cause continued development of, and commercial production from, the Company’s properties to be uneconomic. In addition, there is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. As at September 30, 2017, working capital includes unpriced gold and copper concentrate receivables totalling 2,100 ounces of gold and 1.9 million pounds of copper relating to New Afton not offset by copper swap contracts.

The Company’s exposure to changes in gold prices has been significantly reduced during the current year and during the first nine months of 2017 as the Company has entered into gold price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold prices.

The details of the remaining contracts are as follows as at September 30, 2017:

	Quantity outstanding	Remaining term	Exercise price ($/oz)	Fair value - asset (liability) (in millions)(1)
Gold option contracts outstanding
Gold call contracts - sold	60,000 oz	October 2017 – December 2017	1,400	$(0.1)
Gold put contracts - purchased	60,000 oz	October 2017 – December 2017	1,250	$0.4
1.	The Company presents the fair value of its put and call options on a net basis on the condensed consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its options contracts and intends to settle on a net basis. The contracts cover 20,000 ounces of gold per month.

A $100 change in the gold price per ounce would have an impact of $0.2 million on the Company’s working capital position. A $0.10 change in the copper price per pound would have an impact of $0.2 million on the Company’s working capital position.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit vesting prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes and other comprehensive income (loss) before taxes as follows:

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Three months ended September 30			Three months ended September 30
(in millions of U.S. dollars, except where noted)	2017 Net Earnings (Loss)	2017 Other Comprehensive Income (Loss)	2016 Net Earnings (Loss)	2016 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price(1)	10.3	-	12.8
Copper price	2.4	-	5.3	-
Silver price	0.2	-	0.4	-

1.	As a result of the Company’s gold price option contracts, the impact of a 10% decrease in gold prices would be reduced.

Nine months ended September 30			Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2017 Net Earnings (Loss)	2017 Other Comprehensive Income (Loss)	2016 Net Earnings (Loss)	2016 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price(1)	34.2	-	36.1
Copper price	6.4	-	16.0	-
Silver price	0.8	-	1.1	-

1.	As a result of the Company’s gold price option contracts, the impact of a 10% decrease in gold prices would be reduced.

In November 2016, the Company entered copper swap contracts for 5.3 million pounds of copper per month from January through June 2017 at a fixed price of $2.52 per pound. In February 2017, the Company entered into further copper swap contracts for 7.3 million pounds of copper per month from September 2017 through December 2017 at a fixed price of $2.73 per pound. Copper swaps settle against the London Metals Exchange monthly average price. The copper forward contracts are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses on settlement of the Company’s copper forward contracts up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The settlement on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses. The Company presents the fair value of its copper forward contracts on the consolidated statements of financial position within ‘trade and other payables’.

The details of the remaining contracts are as follows as at September 30, 2017:

	Quantity outstanding (oz)	Remaining term	Exercise price ($)	Fair value - asset (liability)
Copper forward contracts outstanding	21.9 million	October – December 2017	2.73	$(4.4) million

On October 18, 2017, New Gold entered into copper price option contracts covering approximately 60 million pounds of its 2018 production, with put options at a strike price of $3.00 per pound and call options at a strike price of $3.37 per pound, at a nominal cost to the Company.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President & Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as at and for the year ended December 31, 2016. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at and for the year ended December 31, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as at and for the year ended December 31, 2016 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as at and for the year ended December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2017” and “Development and Exploration Review” include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Rainy River, Blackwater and New Afton C-zone; planned activities for 2017 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; expected permitting and development activities for Blackwater and the New Afton C-zone;; the expected capital costs and contingency amounts as well as production, costs, economics, grade and other operating parameters of the Rainy River Mine; the capacity of the starter dam at the Rainy River Mine; targeted timing for development activities, and commercial production for the Rainy River Mine.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for Rainy River, the New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mines for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2017 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for Rainy River, New Afton C-zone and Blackwater; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Technical Information

The scientific and technical information relating to the construction of and expected operations at New Gold’s Rainy River Mine contained herein has been reviewed and approved by Binsar Sirait, Director, Mine Engineering of New Gold. The scientific and technical information relating to Mineral Resources and exploration contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Sirait is a Professional Engineer and a SME Registered Member. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Sirait and Mr. Petersen are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

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